UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                            BIOMUNE SYSTEMS, INC.
                            --------------------
                               (Name of Issuer)



                       COMMON STOCK, $0.0001 PAR VALUE
                       -------------------------------
                       (Title of Class of Securities)



                                09061T 50 90
                                ------------
                               (CUSIP Number)



                             Donlar Corporation
                          6502 South Archer Avenue
                        Bedford Park, Illinois 60501
                         Attention: Lawrence Koskan
                         Telephone:  (708) 563-9200
                         Facsimile:  (708) 563-9212
         -----------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)



                               August 7, 2000
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09061T 50 90

      1.    Names of Reporting Person
            S.S. OR I.R.S. Identification No. of Above Persons

            DONLAR CORPORATION
            I.R.S. IDENTIFICATION: 36-3683785


      2.    Check the Appropriate Box if a Member of a Group
            (See instructions)
            (a)  [  ]
            (b)  [  ]


      3.    SEC Use Only


      4.    Source of Funds (See instructions)

            OO


      5.    Check if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)  [  ]


      6.    Citizenship or Place of Organization

            ILLINOIS


      Number of Shares Beneficially Owned by Each Reporting Person With --

      7.    -- Sole Voting Power

            0

      8.    -- Shared Voting Power

            0

      9.    -- Sole Dispositive Power

            2,136,554

      10.   -- Shared Dispositive Power

            0


      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            2,136,554


      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) [ ]


      13.   Percent of Class Represented by Amount in Row (11)

            19.9%


      14.   Type of Reporting Person (See instructions)

            CO

ITEM 1.     SECURITY AND ISSUER.

      This statement on Schedule 13D, dated August 17, 2000 (this
"Schedule 13D"), relates to the acquisition by Donlar Corporation, an Illinois corporation ("Donlar"), of 2,136,554 shares (the "Initial Common Shares") of common stock, $0.0001 par value per share ("Common Stock"), of Biomune Systems, Inc., a Nevada corporation (the "Company") on August 7, 2000, pursuant to a Stock Purchase Agreement, a copy of which is attached hereto as Exhibit A. The principal executive offices of the Company are located at 64 East Winchester Drive, Suite 303, Salt Lake City, Utah 84107.


ITEM 2.     IDENTITY AND BACKGROUND.

      (a)-(c) This Schedule 13D is filed by Donlar in relation to the acquisition of the Initial Common Shares. Donlar, is a diversified biotech and biopolymer company that has developed a wide range of protein products with applications in agricultural, industrial and consumer markets. The principal business office of Donlar, which is incorporated in the state of Illinois, is located at 6502 South Archer Avenue, Bedford Park, Illinois 60501. Attached hereto as Exhibit B is a list of all executive officers and directors of Donlar, including the principal business address, the principal occupation or employment and the citizenship of each.

      (d)-(e) During the five years prior to the date hereof, none of Donlar or, to the best of its knowledge, any executive officer or director of Donlar, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Donlar acquired the Initial Common Shares in exchange for a promissory note (the "Note") in the original principal amount of $1,115,024.80, a copy of which is attached hereto as Exhibit C.


ITEM 4.     PURPOSE OF TRANSACTION.

      The Initial Common Shares were acquired as a first step in the combination of the businesses of Biomune and Donlar. On August 8, 2000, Biomune and Donlar entered into an Asset Purchase Agreement whereby Donlar has agreed to acquire an additional 859,990 shares of Biomune common stock, $0.0001 par value (the "Secondary Common Shares"), and 8,710,015 shares of Biomune Series H Preferred Stock (the "Series H Shares"), in exchange for substantially all of the assets of Donlar and an exclusive worldwide license of Donlar's intellectual property assets. After the issuance of the Secondary Common Shares and Series H Shares to Donlar, it is anticipated that Donlar will own approximately 96% of the outstanding aggregate equity interests of Biomune. The closing of the transactions contemplated by the Asset Purchase Agreement is subject to numerous conditions, including the approval of both Donlar and Biomune shareholders.

Prior to any vote by the Biomune shareholders, Donlar intends to pay the Note and vote all of the Initial Common Shares in favor of the transactions contemplated by the Asset Purchase Agreement. If the closing does not occur, Donlar has the right to require Biomune to repurchase the Initial Common Shares from Donlar for a purchase price equal to the aggregate purchase price Donlar paid to acquire the Initial Common Shares. In addition to the issuance of the Secondary Common Shares and the authoriza-tion and issuance of the Series H Shares to Donlar, Biomune has agreed to complete a 25 to 1 reverse stock split of its Common Stock. It is anticipated that, upon consummation of this transaction, Biomune will change the structure and/or composition of its board of directors, including, without limitation, the possibility that all or some of Biomune's current directors will resign. Additionally, it is anticipated that Biomune will change its corporate name to Donlar Corporation.

      The terms and conditions of this transaction are more fully set forth in the Asset Purchase Agreement attached hereto as Exhibit D.

      Except as indicated in this Schedule 13D, Donlar does not currently have any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.


ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER.

      (a) On the date of this Schedule 13D, the aggregate number of shares of Common Stock which Donlar may be deemed the beneficial owner is 2,136,554 all of which are held by Donlar.

      (b) Upon payment in full of the Note, Donlar will have the sole power to vote and the sole power to dispose or direct the disposition of the Initial Common Shares. The Note may be prepaid at any time at Donlar's option, but Donlar has no rights to vote the Initial Common Shares prior to payment of the Note.

      (c)   Other than the transaction described in Item 1 of this
Schedule 13D, no other transactions in Common Stock were effected during the last sixty (60) days by Donlar or, to the best of its knowledge, any executive officer or director of Donlar.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Initial Common Shares disclosed herein as being beneficially owned by Donlar.

      (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERWRITINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The discussion of the transactions contemplated by the Stock Purchase Agreement and the Asset Purchase Agreement in Item 1 and Item 2, respectively, are herein incorporated by reference.

      Except as described in this Schedule 13D, none of Donlar or, to the best of its knowledge, any executive officer or director thereof, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   Stock Purchase Agreement, dated as of August 7, 2000,
            by and between Donlar Corporation and Biomune Systems, Inc.

Exhibit B   Executive Officers and Directors of Donlar.

Exhibit C   Promissory Note, dated as of April 7, 2000, in the
            principal amount of $1,115,024.80.

Exhibit D   Asset Purchase Agreement, dated as of August 8, 2000,
            by and between Donlar Corporation and Biomune Systems, Inc.

                                  SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 17, 2000.


                                    DONLAR CORPORATION



                                    By:   /s/ Lawrence P. Koskan
                                          ------------------------------
                                    Its:  President and
                                          Chief Executive Officer
                                          ------------------------------

                                EXHIBIT INDEX
                                -------------




Exhibit A   Stock Purchase Agreement, dated as of August 7, 2000,
            by and between Donlar Corporation and Biomune Systems, Inc.


Exhibit B   Executive Officers and Directors of Donlar.


Exhibit C   Promissory Note, dated as of April 7, 2000, in the
            principal amount of $1,115,024.80.


Exhibit D   Asset Purchase Agreement, dated as of August 8, 2000,
            by and between Donlar Corporation and Biomune Systems, Inc.

                                  EXHIBIT A

                          STOCK PURCHASE AGREEMENT




   ======================================================================




                          STOCK PURCHASE AGREEMENT



                                   between



                             DONLAR CORPORATION



                                     and



                            BIOMUNE SYSTEMS, INC.






























                         Dated as of August 7, 2000







   ======================================================================

                              TABLE OF CONTENTS


                                                                   Page
                                                                   ----
ARTICLE I  AUTHORIZATION AND ISSUANCE OF THE
     ACQUIRED COMMON STOCK. . . . . . . . . . . . . . . . . . . .     1
     1.1       Definitions. . . . . . . . . . . . . . . . . . . .     1
     1.2       Authorization of Acquired Common Stock . . . . . .     1
     1.3       Issuance and Purchase of the
               Acquired Common Stock. . . . . . . . . . . . . . .     1
     1.4       Closing. . . . . . . . . . . . . . . . . . . . . .     1

ARTICLE II  REPRESENTATIONS AND WARRANTIES OF BIOMUNE . . . . . .     1
     2.1       Organization, Standing and Qualification . . . . .     1
     2.2       Investment Company Status. . . . . . . . . . . . .     2
     2.3       Anti-Takeover Statutes . . . . . . . . . . . . . .     2
     2.4       Power and Authority. . . . . . . . . . . . . . . .     2
     2.5       Authorization of Agreements, etc . . . . . . . . .     2
     2.6       Validity . . . . . . . . . . . . . . . . . . . . .     3
     2.7       Capitalization; Ownership of Other Entities. . . .     3
     2.8       No Defaults. . . . . . . . . . . . . . . . . . . .     3
     2.9       SEC Reports and Correspondence . . . . . . . . . .     4
     2.10      No Material Adverse Change . . . . . . . . . . . .     4
     2.11      Books and Records. . . . . . . . . . . . . . . . .     4
     2.12      Litigation . . . . . . . . . . . . . . . . . . . .     4
     2.13      Compliance . . . . . . . . . . . . . . . . . . . .     5
     2.14      Intellectual Property Rights . . . . . . . . . . .     5
     2.15      Title to Properties; Encumbrances. . . . . . . . .     6
     2.16      Inventory. . . . . . . . . . . . . . . . . . . . .     6
     2.17      Accounts Receivable. . . . . . . . . . . . . . . .     6
     2.18      Suppliers. . . . . . . . . . . . . . . . . . . . .     6
     2.19      Products . . . . . . . . . . . . . . . . . . . . .     7
     2.20      Environmental Matters. . . . . . . . . . . . . . .     7
     2.21      Taxes. . . . . . . . . . . . . . . . . . . . . . .     7
     2.22      Insurance. . . . . . . . . . . . . . . . . . . . .     8
     2.23      Other Agreements . . . . . . . . . . . . . . . . .     8
     2.24      Loans and Advances . . . . . . . . . . . . . . . .     8
     2.25      Assumptions and Guaranties of Indebtedness . . . .     8
     2.26      Governmental Approvals . . . . . . . . . . . . . .     8
     2.27      Disclosure . . . . . . . . . . . . . . . . . . . .     9
     2.28      Offering Exemption . . . . . . . . . . . . . . . .     9
     2.29      Brokers. . . . . . . . . . . . . . . . . . . . . .     9
     2.30      Officers . . . . . . . . . . . . . . . . . . . . .     9
     2.31      Employees. . . . . . . . . . . . . . . . . . . . .    10
     2.32      Transactions with Affiliates . . . . . . . . . . .    10
     2.33      U.S. Real Property Holding Corporation . . . . . .    10
     2.34      Employees; Benefit Plans . . . . . . . . . . . . .    10
     2.35      Contracts; No Defaults . . . . . . . . . . . . . .    10
     2.36      Year 2000. . . . . . . . . . . . . . . . . . . . .    12
     2.37      Compliance with the Nasdaq Market
               Listing Requirements . . . . . . . . . . . . . . .    12
     2.38      Compensation of Key Employees. . . . . . . . . . .    12

ARTICLE III  REPRESENTATIONS AND WARRANTEES OF THE BUYER. . . . .    12

ARTICLE IV  CONDITIONS TO THE OBLIGATIONS OF THE BUYER. . . . . .    13
     4.1       Opinion of Biomune's Counsel . . . . . . . . . . .    13
     4.2       Representations and Warranties
               To Be True and Correct . . . . . . . . . . . . . .    13
     4.3       Performance. . . . . . . . . . . . . . . . . . . .    13
     4.4       Due Diligence. . . . . . . . . . . . . . . . . . .    13
     4.5       Proceedings To Be Satisfactory . . . . . . . . . .    14
     4.6       Purchase by the Buyer. . . . . . . . . . . . . . .    14
     4.7       Supporting Documents . . . . . . . . . . . . . . .    14
     4.8       Preemptive Rights; Termination of
               Shareholder Agreements . . . . . . . . . . . . . .    14
     4.9       Other Waivers and Consents . . . . . . . . . . . .    14
     4.10      Stockholder Approvals. . . . . . . . . . . . . . .    14

                                                                   Page
                                                                   ----

ARTICLE V  CONDITIONS TO THE OBLIGATIONS OF BIOMUNE . . . . . . .    15
     5.1       Representations and Warranties to be
               True and Correct . . . . . . . . . . . . . . . . .    15
     5.2       Performance. . . . . . . . . . . . . . . . . . . .    15
     5.3       Proceedings to be Satisfactory . . . . . . . . . .    15
     5.4       Acton Consulting Agreement . . . . . . . . . . . .    15

ARTICLE VI  COVENANTS OF BIOMUNE. . . . . . . . . . . . . . . . .    15
     6.1       Financial Statements, Reports, etc . . . . . . . .    15
     6.2       No Issuance of Shares; Right of First Offer. . . .    16
     6.3       Corporate Existence. . . . . . . . . . . . . . . .    17
     6.4       Properties, Business, Insurance. . . . . . . . . .    17
     6.5       Inspection, Consultation and Advice. . . . . . . .    17
     6.6       Restrictive Agreements Prohibited. . . . . . . . .    17
     6.7       Transactions with Affiliates . . . . . . . . . . .    17
     6.8       Use of Proceeds. . . . . . . . . . . . . . . . . .    17
     6.9       Compensation . . . . . . . . . . . . . . . . . . .    17
     6.10      Bylaws . . . . . . . . . . . . . . . . . . . . . .    17
     6.11      Granting of Options. . . . . . . . . . . . . . . .    18
     6.12      Compliance with Laws . . . . . . . . . . . . . . .    18
     6.13      Change in Nature of Business . . . . . . . . . . .    18
     6.14      Tax Payments . . . . . . . . . . . . . . . . . . .    18
     6.15      Material Changes and Litigation. . . . . . . . . .    18
     6.16      New Developments . . . . . . . . . . . . . . . . .    18
     6.17      Assets . . . . . . . . . . . . . . . . . . . . . .    18
     6.18      No Negotiation . . . . . . . . . . . . . . . . . .    19
     6.19      Indemnification. . . . . . . . . . . . . . . . . .    19

ARTICLE VII  MISCELLANEOUS. . . . . . . . . . . . . . . . . . . .    20
     7.1       Expenses . . . . . . . . . . . . . . . . . . . . .    20
     7.2       Survival of Agreements . . . . . . . . . . . . . .    20
     7.3       Remedies . . . . . . . . . . . . . . . . . . . . .    20
     7.4       Brokerage. . . . . . . . . . . . . . . . . . . . .    21
     7.5       Parties in Interest. . . . . . . . . . . . . . . .    21
     7.6       Notices. . . . . . . . . . . . . . . . . . . . . .    21
     7.7       Governing Law. . . . . . . . . . . . . . . . . . .    21
     7.8       Entire Agreement . . . . . . . . . . . . . . . . .    21
     7.9       Counterparts . . . . . . . . . . . . . . . . . . .    21
     7.10      Amendments . . . . . . . . . . . . . . . . . . . .    22
     7.11      Severability . . . . . . . . . . . . . . . . . . .    22
     7.12      Titles and Subtitles . . . . . . . . . . . . . . .    22
     7.13      Public Announcements . . . . . . . . . . . . . . .    22

ARTICLE VIII  DEFINITIONS . . . . . . . . . . . . . . . . . . . .    22
     8.1       "Affiliated Companies" . . . . . . . . . . . . . .    22
     8.2       "Applicable Contract". . . . . . . . . . . . . . .    22
     8.3       "Common Stock" . . . . . . . . . . . . . . . . . .    22
     8.4       "Contract" . . . . . . . . . . . . . . . . . . . .    22
     8.5       "Environmental Laws" . . . . . . . . . . . . . . .    22
     8.6       "Exchange Act" . . . . . . . . . . . . . . . . . .    22
     8.7       "GAAP" . . . . . . . . . . . . . . . . . . . . . .    22
     8.8       "Government Entity". . . . . . . . . . . . . . . .    23
     8.9       "Hazardous Material" . . . . . . . . . . . . . . .    23
     8.10      "Knowledge" or "to Know" . . . . . . . . . . . . .    23
     8.11      "Laws" . . . . . . . . . . . . . . . . . . . . . .    23
     8.12      "Liability". . . . . . . . . . . . . . . . . . . .    23
     8.13      "Major Supplier" . . . . . . . . . . . . . . . . .    23
     8.14      "Material Adverse Effect" or
               "Materially Adversely Affect". . . . . . . . . . .    23
     8.15      "Ordinary Course of Business". . . . . . . . . . .    23
     8.16      "Organizational Documents" . . . . . . . . . . . .    23
     8.17      "Person" . . . . . . . . . . . . . . . . . . . . .    23
     8.18      "Preferred Stock". . . . . . . . . . . . . . . . .    23
     8.19      "SEC". . . . . . . . . . . . . . . . . . . . . . .    24

                                                                   Page
                                                                   ----

     8.20      "SEC Reports". . . . . . . . . . . . . . . . . . .    24
     8.21      "Securities Act" . . . . . . . . . . . . . . . . .    24
     8.22      "Stock Incentive Plans". . . . . . . . . . . . . .    24
     8.23      "Subsidiary" . . . . . . . . . . . . . . . . . . .    24

Exhibits
--------

      Exhibit A


Schedules
---------

      Schedule 2.1(b)
      Schedule 2.7
      Schedule 2.8
      Schedule 2.12
      Schedule 2.14
      Schedule 2.17
      Schedule 2.24
      Schedule 2.30
      Schedule 2.32
      Schedule 6.8

      THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of August 7, 2000 by and between DONLAR CORPORATION, an Illinois corporation (the "Buyer"), and BIOMUNE SYSTEMS, INC., a Nevada corporation ("Biomune").

      NOW, THEREFORE, in consideration of the respective representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound hereby, agree as follows:


                                  ARTICLE I
           AUTHORIZATION AND ISSUANCE OF THE ACQUIRED COMMON STOCK

      1.1 DEFINITIONS. Certain capitalized terms used in the Agreement are defined in Article VII hereof; reference to a "Schedule" or "Exhibit" is, unless otherwise specified, to a Schedule or Exhibit to this Agreement.

      1.2 AUTHORIZATION OF ACQUIRED COMMON STOCK. Biomune has duly authorized the issuance and sale to the Buyer of an aggregate of 2,136,554 fully paid and nonassessable shares of Common Stock, or such greater or lesser number of shares such that after the sale the Buyer shall own 19.9% of the total of the number of outstanding shares of Biomune's Common Stock (the "Acquired Common Stock").

      1.3 ISSUANCE AND PURCHASE OF THE ACQUIRED COMMON STOCK. Subject to the terms and conditions set forth herein, at the Closing (as defined in Section 1.4 hereof), Biomune shall issue and sell to the Buyer, and the Buyer shall purchase from Biomune the Acquired Common Stock for an aggregate purchase price obtained by multiplying (a) the number of shares of Common Stock which constitutes the Acquired Common Stock, by (b) the average of the "last trade" price of the Common Stock as reported on the Nasdaq SmallCap Market for the ten (10) trading days immediately prior to the Closing Date (as defined in Section 1.4 hereof) (the "Aggregate Purchase Price").

      1.4 CLOSING. The closing shall take place in person or by telecopier at the offices of Duane, Morris & Heckscher LLP, 227 West Monroe Street, Suite 3400, Chicago, Illinois 60606, at 11:59 p.m. CDT, on
August 7, 2000, or at such other location, date and time as may be agreed upon between the Buyer and Biomune (such closing being called the "Closing" and such date and time being called the "Closing Date"). At the Closing, Biomune shall issue and deliver to the Buyer a stock certificate or certificates in definitive form, registered in the name of the Buyer, representing the Acquired Common Stock shares being purchased by the Buyer at the Closing. As payment in full for the Acquired Common Stock shares being purchased by the Buyer under this Agreement, and against delivery of the stock certificate or certificates therefor, on the Closing Date the Buyer shall deliver to Biomune a note or check payable to the order of Biomune in the amount of its Aggregate Purchase Price.


                                 ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF BIOMUNE

      Biomune represents and warrants to the Buyer the matters set forth in this Article II as of the Closing Date:

      2.1   ORGANIZATION, STANDING AND QUALIFICATION.

            (a) Each Affiliated Company is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to own or lease and operate its properties, to carry on its business as currently conducted and as now proposed to be conducted, and to carry out the transactions contemplated hereby. Each Affiliated Company is duly qualified to do business as a foreign corporation and is in good standing under the Laws of Utah, and no qualification is required in any other states or other jurisdictions, except for those jurisdictions in which failure to so qualify would not have a Material Adverse Effect upon the applicable Affiliated Company. Seller has made available to the Buyer true, correct and complete copies of the Organizational Documents of each Affiliated Company, as currently in effect, and has previously made available to the Buyer Biomune's complete corporate minute and stock books, which include all actions of Biomune's Board of Directors and shareholders, whether by meeting or by written consent in lieu of a meeting.

            (b) Except as set forth on Schedule 2.1(b), Biomune does not own, directly or indirectly, or have the right or obligation to acquire, any interest in any business, association or other Person.

      2.2 INVESTMENT COMPANY STATUS. Each Affiliated Company is not an "investment company" within the meaning of the Investment Company Act of 1940.

      2.3 ANTI-TAKEOVER STATUTES. Biomune's Board of Directors has taken all necessary action so that no Nevada "control share acquisition" or other similar anti-takeover statute (including, but not limited to, Sections
78.378 - 78.3793 and Sections 78.411 - 78.444 inclusive of the Nevada Revised Statutes) or regulation or applicable provision in Biomune's Articles of Incorporation or Bylaws prohibits the transactions contemplated by this Agreement. To the Knowledge of Biomune, no other state takeover statute or regulation is applicable to the transactions contemplated by this Agreement.

      2.4 POWER AND AUTHORITY. Biomune has the power and authority to make, deliver and perform this Agreement and the transactions contemplated hereby. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate actions. In addition, the issuance, sale and delivery of the Acquired Common Stock in accordance with the terms of this Agreement have been duly authorized by all requisite corporate action of Biomune. When issued, sold and delivered in accordance with this Agreement, the Acquired Common Stock issued hereunder will be validly issued and outstanding, fully paid for, nonassessable, and will not be subject to preemptive or any other similar rights of the shareholders of Biomune or others; provided, however, that the Acquired Common Stock may be subject to restrictions on transfer under applicable state and/or federal securities laws.

      2.5 AUTHORIZATION OF AGREEMENTS, ETC. The execution and delivery by Biomune of this Agreement, the performance by Biomune of its obligations hereunder, the issuance, sale and delivery of the Acquired Common Stock will not violate any provision of Law, any order of any court or other agency of government, the Organization Documents or resolution adopted by the board of directors or shareholders of any Affiliated Company or any provision of any indenture, agreement or other instrument to which any Affiliated Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute with due notice or lapse of time or both a default under, any such indenture, agreement or other instrument, or result in the creation or imposition of any lien, charge, restriction, claim or encumbrance of any nature whatsoever upon any of the properties or assets of any Affiliated Company. No provision of this Agreement violates, conflicts with, results in a breach of or constitutes with due notice or lapse of time or both a default under, any indenture, agreement or other instrument to which Biomune is bound or by which the assets of Biomune are bound regardless, in each such case, of whether any such violation, conflict, breach or default relates to Biomune or, to Biomune's best Knowledge, to another party to any such indenture, agreement or other instrument.

      2.6 VALIDITY. This Agreement has been duly executed and delivered by Biomune and constitutes the legal, valid and binding obligation of Biomune, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditor's rights and general principles of equity and no representation is made regarding the effect of Laws relating to competition or antitrust.

      2.7 CAPITALIZATION; OWNERSHIP OF OTHER ENTITIES. The authorized capital stock of Biomune immediately after the Closing shall consist of:
(i) 500,000,000 shares of Common Stock, par value $.0001; and (ii) 50,000,000 shares of Preferred Stock, par value $.0001. Immediately prior to the Closing, 8,599,900 shares of Common Stock will be validly issued and outstanding, fully paid and nonassessable and 38,523 shares of Preferred Stock which are convertible into 1,169 shares of Common Stock will have been issued. In addition, 262,580 shares of Common Stock are reserved for issuance under Biomune's Stock Incentive Plans and all other rights to acquire equity securities of Biomune. The shareholders of record and holders of subscriptions, warrants, options, convertible securities and other rights, contingent or other, including those holding awards under the Stock Incentive Plans to purchase or otherwise acquire equity securities of Biomune, and the number of shares of Common Stock and the number of such subscriptions, warrants, options, convertible securities, and other such rights held by each or issuable to each, are as set forth in the attached
Schedule 2.7. The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of each class and series of authorized capital stock of Biomune are as set forth in Biomune's Articles of Incorporation and the Certificates and Statements of Determination of Rights and Preferences of the Series A and B Preferred Stock, as amended, and all such designations, powers, preferences, rights, qualifications, limitations and restrictions are valid, binding and enforceable and in accordance with all applicable Laws. Except as set forth in Schedule 2.7, (i) no Person owns of record or is Known to Biomune to own beneficially any shares of Common Stock or Preferred Stock, or any securities or instruments convertible into Common Stock or Preferred Stock;
(ii) no subscription, warrant, option, convertible security, or other right, contingent or other, to purchase or otherwise acquire equity securities of Biomune from Biomune is authorized or outstanding; (iii) no options, shares or other rights have been granted or issued under the Stock Incentive Plans; and (iv) there is no commitment by Biomune to issue shares, subscriptions, warrants, options, convertible securities or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset. Except as provided for in Biomune's Articles of Incorporation or as set forth in Schedule 2.7, Biomune has no obligation, contingent or otherwise, to purchase, redeem or otherwise acquire any of its equity securities or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as set forth in Schedule 2.7, to the Knowledge of Biomune, there are no voting trusts or agreements, shareholders agreements, pledge agreements, buy-sell agreements, rights of first refusal, preemptive rights or proxies relating to any securities of Biomune, whether or not Biomune is a party thereto. All of the outstanding securities of Biomune were issued in compliance with all applicable federal and state securities laws. Biomune's only Subsidiary is Optim Nutrition, Inc., a Utah corporation ("Optim") and Biomune owns all of the outstanding capital stock of Optim.

      2.8 NO DEFAULTS. Except as set forth in Schedule 2.8, no Affiliated Company is in default: (a) under (i) its Organizational Documents, or (ii) any material written, oral or implied Contract to which the Affiliated Company is a party and, to the best Knowledge of Biomune, the other party to such Contract is not in default thereunder; or (b) with respect to any order, writ, injunction or decree of any court or any Government Entity which, in the aggregate, will, or could reasonably be expected to, have a Material Adverse Effect on an Affiliated Company's business, financial condition, results of operations or prospects.

      2.9 SEC REPORTS AND CORRESPONDENCE. Biomune has filed all proxy statements, reports and other documents required to be filed by it under the Exchange Act from and after January 7, 1997, and Biomune has furnished the Buyer true and correct copies of all annual reports, quarterly reports, proxy statements and other reports under the Exchange Act filed by Biomune from and after such date, each as filed with the SEC (collectively, the "SEC Reports" or "Financial Reports"). On the date of filing, each SEC Report was in compliance in all material respects with the requirements of its respective report form and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed SEC Report, as of the date hereof there is no fact or facts not disclosed in the SEC Reports that relate specifically to Biomune and that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Biomune has made available for inspection by the Buyer copies of all correspondence between Biomune and the SEC from and after January 7, 1997. The SEC Reports have been prepared from, and are in accordance with the books and records of Biomune, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-QSB, as permitted by Form 10-QSB of the SEC) and fairly presented the financial position of Biomune and its results of operation, cash flows and changes in financial position as of and for the periods indicated, except that the unaudited interim financial statements contained in the SEC Reports were or are subject to normal and recurring year-end adjustments.

      2.10 NO MATERIAL ADVERSE CHANGE. Since the date of Biomune's March 31, 2000 balance sheet (the "Balance Sheet"), there has not been any material adverse change in the business, operations, properties, prospects, assets or condition of any Affiliated Company, and to the Knowledge of Biomune, no event has occurred or circumstance exists that may result in such a material adverse change.

      2.11 BOOKS AND RECORDS. The books of account, minute books, stock record books, ledgers, order books, and other records and documents of the Affiliated Companies, all of which have been made available to the Buyer, are complete and correct and have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act (regardless of whether or not the Affiliated Companies are subject to that Section) including the maintenance of an adequate system of internal controls.

      2.12  LITIGATION.  Except as set forth in Schedule 2.12, there is no:
(i) litigation, action, suit, claim, proceeding or investigation pending or, to the best of Biomune's Knowledge, threatened against or affecting an Affiliated Company, or any of its properties or assets, at law or in equity, or before or by any Government Entity; or (ii) governmental inquiry pending or, to the best of Biomune's Knowledge, threatened against or affecting an Affiliated Company, including without limitation any inquiry as to the qualification of an Affiliated Company to hold or receive any license or permit, and, to the best of Biomune's Knowledge, there is no basis for any of the foregoing. No Affiliated Company has received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability that may be material to its business, prospects, financial condition, operations, property or affairs, or which might call into question the validity of this Agreement or any of the securities to be issued hereunder or any action taken or to be taken pursuant hereto or thereto. Except as set forth in
Schedule 2.12, there is no action or suit by an Affiliated Company pending or threatened against others.

      2.13 COMPLIANCE. Each Affiliated Company is and has been in compliance with all federal, state, local and foreign Laws applicable to it or to its business, operations, properties, assets, products and services, including, but not limited to, all rules, regulations and other Laws of the Food and Drug Administration ("FDA") and each Affiliated Company has obtained all necessary permits, licenses and other authorizations required to conduct its business with such exceptions that do not have, and are not reasonably expected to have, a Material Adverse Effect. Such licenses and permits are in full force and effect and no violations have been recorded in respect of any such licenses or permits, no proceeding is pending or, to the Knowledge of Biomune, threatened to revoke or limit any thereof, and no notice of non-compliance, assessment or material change has been received by an Affiliated Company. To the Knowledge of Biomune, there is no existing Law that would prohibit or restrict an Affiliated Company from, or otherwise adversely affect an Affiliated Company in, conducting its business in any jurisdiction in which it is conducting business.

      2.14 INTELLECTUAL PROPERTY RIGHTS. Each Affiliated Company owns or has a valid right to use the Intellectual Property Rights (as defined below) being used to conduct its business as now operated and as now proposed to be operated (a complete list of licenses, registrations and applications for registrations of such Intellectual Property Rights is attached hereto as Schedule 2.14). To the Knowledge of Biomune, the conduct of each Affiliated Company's business as now operated and as now proposed to be operated does not and will not conflict with or infringe upon the Intellectual Property Rights of others. Except as otherwise set forth on Schedule 2.14, no claim is pending or, to the best of Biomune's Knowledge, threatened against an Affiliated Company or its officers, employees and consultants to the effect that any such Intellectual Property Right owned or licensed by the Affiliated Company, or which the Affiliated Company otherwise has the right to use, is invalid or unenforceable by the Affiliated Company. Except pursuant to the terms of any licenses specified on Schedule 2.14, no Affiliated Company has an obligation to compensate any Person for the use of any such Intellectual Property Rights and no Affiliated Company has granted any Person any license or other right to use any of the Intellectual Property Rights of the Affiliated Company, whether requiring payment of royalties or not. Each Affiliated Company has taken all reasonable measures to protect and preserve the security, confidentiality and value of its Intellectual Property Rights, including its trade secrets and other confidential information. Except as set forth in Schedule 2.14 hereof, all employees and consultants of each Affiliated Company involved in the design, review, evaluation or development of products or Intellectual Property Rights have executed a nondisclosure and assignment of inventions agreement. For purposes of this Agreement, "Intellectual Property Rights" shall mean all forms of intellectual property rights and protections that may be obtained including, without limitation, all right, title and interest in and to all foreign, federal, state and common law rights relating to: (i) patents, patent rights and all filed, pending or potential applications for patents or patent rights, including any reissue, reexamination, division, continuation or continuation-in-part applications now or hereafter filed; (ii) trade secret rights and equivalent rights; (iii) copyrights, mask works and other literary property and authors' rights, whether or not protected by copyright or as a mask work; and (iv) trademarks, trade names, service marks, symbols, logos, brand names and other proprietary indicia.

      2.15  TITLE TO PROPERTIES; ENCUMBRANCES.

      (a) Each Affiliated Company owns, or has a valid leasehold interest in, or valid license for, all assets necessary for the conduct of its business as currently conducted. All tangible assets of each Affiliated Company are in a good state of maintenance and repair and adequate for use in the Affiliated Company's business to the extent of its current operations. The Affiliated Companies own no real property. Each Affiliated Company enjoys peaceful and undisturbed possession under all leases under which it is operating, and all such leases are valid and subsisting in full force and effect without any default of the Affiliated Company thereunder and, to the best of the Affiliated Company's Knowledge, without any default thereunder of any other party thereto. To the Knowledge of Biomune, no event has occurred and is continuing which, with due notice or lapse of time or both, would constitute a default or event of default by the Affiliated Company under any such lease or agreement or by any other party thereto. Each Affiliated Company's possession of such property has not been disturbed and no claim has been asserted against the Affiliated Company that is adverse to its rights in such leasehold interests.

      (b) Each Affiliated Company has good and marketable title to its properties and assets reflected on the Financial Reports or acquired by it since the date of the Financial Reports other than properties and assets disposed of in the ordinary course of business since the date of the Financial Reports, and all such properties and assets are free and clear of mortgages, pledges, security interests, liens, charges, claims, restrictions and other encumbrances, except for liens for current taxes not yet due and payable and minor imperfections of title, if any, not material in nature or amount and not materially detracting from the value or impairing the use of the property subject thereto or impairing the operations or proposed operations of the Affiliated Company.

      2.16 INVENTORY. Excluding return of product in the Ordinary Course of Business, all inventory of the Affiliated Companies, whether or not reflected in the Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Balance Sheet or on the accounting records of the Affiliated Companies as of the Closing Date, as the case may be. All inventories not written off have been priced at cost basis. The quantities of each item of inventory (whether raw materials, work-in-progress, or finished goods) are not excessive, but are reasonable in the present circumstances of the Affiliated Companies.

      2.17 ACCOUNTS RECEIVABLE. Except as described in Schedule 2.17, all accounts and notes receivable and accrued interest receivable of the Affiliated Companies have arisen in the Ordinary Course of Business and the accounts receivable reserves reflected on the Balance Sheet are as of such date established in accordance with GAAP consistently applied.

      2.18 SUPPLIERS. No Major Supplier has during the last twelve months materially increased or, to the Knowledge of Biomune, threatened to materially increase its prices or materially decreased or limited or, to the Knowledge of the Company, threatened to materially decrease or limit its provision of services or supplies to Biomune. During the last twelve months, there has been no termination, cancellation or limitation of, or any material change in, the business relationships of Biomune with any Major Supplier. Except for the potential sale of the Mountain Lift product line, to the Knowledge of Biomune, there will not be any such change in relations with any Major Supplier or the triggering of any right of termination, cancellation or penalty or other payment by or to any Major Supplier in connection with or as a result of the transactions contemplated by the Agreement that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

      2.19 PRODUCTS. There are no statements, citations or decisions by the FDA or any other Government Entity stating that any product manufactured, sold, rented, leased, designed, distributed or marketed at any time by any Affiliated Company (the "Products") is defective or unsafe or fails to meet any standards promulgated by the FDA or such Government Entity. There is no (i) fact relating to any Product that, to the Knowledge of the Affiliated Companies, may impose upon the Affiliated Companies a duty to recall or retrofit such Product or a duty to warn customers of a defect in such Product, (ii) latent or overt design, manufacturing or other defect in any Product that could, to the Knowledge of Affiliated Companies, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (iii) Liability for warranty claims or returns with respect to any Product that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

      2.20 ENVIRONMENTAL MATTERS. Biomune has no Knowledge of any claim and has not received any notice of any claim, and no proceeding has been instituted raising any claim against any Affiliated Company or any of its real properties now or formerly owned, leased or operated by it or other assets, alleging any damage to the environment or violation of any Environmental Laws. Biomune has no Knowledge of any facts that would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or affecting real properties now or formerly owned, leased or operated by any Affiliated Company or to other assets or their use. No Affiliated Company has stored any Hazardous Materials on real properties now or, to the Knowledge of the Affiliated Companies, formerly owned, leased or operated by it or has disposed of any Hazardous Materials in a manner contrary to any Environmental Laws.

      2.21  TAXES.

      (a) The term "taxes" as used herein means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs duties, or other taxes, fees, assessments or other charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, and the term "tax" means any one of the foregoing taxes. The term "returns" as used herein, means all returns, declarations, reports, statements and other documents required to be filed in respect of taxes, and "return" means any one of the foregoing returns. The term "Code" means the Internal Revenue Code of 1986, as amended. All citations to the Code, or to the Treasury Regulations promulgated thereunder, shall include any amendments or any substitute or successor provisions thereto.

      (b) Each Affiliated Company has filed all returns required to be filed in accordance with applicable Laws with the appropriate Government Entity in all jurisdictions in which such returns are required to be filed.

Each Affiliated Company has paid all taxes required to have been paid by it and adequate reserves have been established for all taxes accrued but not yet payable. No issues have been raised and are currently pending by any taxing authority in connection with any of the returns or taxes. No waivers of statutes of limitation with respect to any of the returns have been given by or requested from any Affiliated Company. All deficiencies asserted or assessments made as a result of any examinations have been fully paid, or are fully reflected as a Liability in the Financial Reports as being contested and reserve therefor has been established and is fully reflected in the Financial Reports. There are no liens for taxes other than for current taxes not yet due and payable upon the assets of any Affiliated Company. All elections with respect to taxes affecting the Affiliated Companies as of the date hereof are set forth in the Financial Reports or are annexed hereto. After the date hereof, no election with respect to taxes will be made without the written consent of the Buyer. The

Affiliated Companies have not agreed to make, nor are they required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise. No Affiliated Company is a party to any agreement, Contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code. No Affiliated Company has and has not had a permanent establishment in any foreign country as defined in any applicable tax treaty or convention between the United States of America and such foreign country. Each Affiliated Company has satisfied all federal, state, local and foreign withholding tax requirements, including but not limited to income, social security and employment tax.

      (c) No Affiliated Company has ever filed: (i) an election pursuant to Section 1362 of the Code that an Affiliated Company be taxed as an S corporation; or (ii) a consent pursuant to Section 341(f) of the Code relating to collapsible corporations.

      2.22 INSURANCE. Each Affiliated Company carries insurance covering its properties and businesses customary for the type and scope of its properties and businesses, but in any event in the amounts sufficient to prevent the Affiliated Company from becoming a co-insurer.

      2.23 OTHER AGREEMENTS. To the Knowledge of the Affiliated Companies, no Affiliated Company is a party to or otherwise bound by any written, oral or implied Contract, or other restriction which individually or in the aggregate could Materially Adversely Affect the business, prospects, financial condition, operations, property or affairs of an Affiliated Company. Each Affiliated Company and, to the best of Biomune's Knowledge, each other party thereto, have in all material respects performed all the obligations required to be performed by them to date, have received no notice of default and are not in material default with due notice or lapse of time or both under any lease, agreement or Contract now in effect to which an Affiliated Company is a party or by which it or its property may be bound. No Affiliated Company has a present expectation or intention of not fully performing all its obligations under each such Contract, and no Affiliated Company has Knowledge of any breach or anticipated breach by the other party to any Contract to which the Affiliated Company is a party.

      2.24 LOANS AND ADVANCES. Except as set forth in Schedule 2.24, no Affiliated Company has any outstanding loans or advances to any Person or is obligated to make any such loans or advances, except, in each case, for advances to employees of the Affiliated Company in respect of reimbursable business expenses anticipated to be incurred by them in connection with their performance of services for the Affiliated Company.

      2.25 ASSUMPTIONS AND GUARANTIES OF INDEBTEDNESS. No Affiliated Company has assumed, guaranteed, endorsed or otherwise become directly or contingently liable on any indebtedness of any other Person including, without limitation, Liability by way of agreement, contingent or otherwise, to purchase, to provide funds for payment, to supply funds to or otherwise invest in the debtor, or otherwise to assure the creditor against loss.

      2.26 GOVERNMENTAL APPROVALS. No registration or filing with, or consent or approval of or other action by, any federal, state or other Government Entity is or will be necessary for the valid execution, delivery and performance by Biomune of this Agreement and the issuance, sale and delivery of the Acquired Common Stock other than filings pursuant to state securities laws and Regulation D under the Securities Act, all of which filings have been made, or shall be timely made, by Biomune in connection with the sale of the Acquired Common Stock.

      2.27 DISCLOSURE. Biomune has fully provided the Buyer with all the information that the Buyer has requested. To the Knowledge of Biomune, neither this Agreement and all Schedules and Exhibits hereto, nor any other written statements or certificates made or delivered herewith or therewith, contains any untrue statement of a material fact or omits to state a fact necessary to make the statements contained herein or therein not misleading. There is no fact within the Knowledge of Biomune or any of Biomune's executive officers which has not been disclosed herein or in writing by them to the Buyer and which Materially Adversely Affects, or may be reasonably expected to Materially Adversely Affect the business, properties, assets or condition, financial or otherwise, of the Affiliated Company. Other than as stated in the Schedules, without limiting the foregoing, Biomune has no Knowledge or belief that there exists, or there is pending or planned, any patent, invention, device, application or principle or any Law, standard or condition which would Materially Adversely Affect the condition, financial or otherwise, or the operations or prospects of Biomune or any other Affiliated Company.

      2.28 OFFERING EXEMPTION. Subject to the accuracy of the representations and warranties of the Buyer set forth under Article III of this Agreement, the offer and sale of the Acquired Common Stock is exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and under applicable state securities and "blue sky" laws.

      2.29 BROKERS. Except as set forth in Article V hereof, no broker, investment banker, finder, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Biomune.

      2.30  OFFICERS.

      (a) Set forth in Schedule 2.30 is a list of the names of the officers and key employees of Biomune and each other Affiliated Company (collectively, the "Key Employees") together with the title or job classification of each such person and the total compensation anticipated to be paid to each such person by Biomune or other Affiliated Company, as applicable, in the year 2000. Except as set forth on Schedule 2.30, none of such persons has an employment agreement or understanding, whether oral or written, with an Affiliated Company, which is not terminable on notice by such Affiliated Company without cost or other liability to any Affiliated Company.

      (b) To the Knowledge of the Affiliated Companies, no officer, employee or consultant of Biomune or any other Affiliated Company is now in violation of any term of any employment contract, patent disclosure agreement, proprietary information agreement, noncompetition agreement, nonsolicitation agreement, confidentiality agreement or any other similar contract or agreement or any restrictive covenant relating to the right of any such officer, employee or consultant to be employed or engaged by Biomune or any other Affiliated Company because of the nature of the business conducted or to be conducted by Biomune or any other Affiliated Company or relating to the use of trade secrets or proprietary information of others, and the continued employment or engagement of Biomune's and the other Affiliated Company's officers, employees or consultants does not subject Biomune or any other Affiliated Company or the Buyer to any liability with respect to any of the foregoing matters.

      (c) No Key Employee of Biomune or any other Affiliated Company, whose termination, either individually or in the aggregate, could have a Material Adverse Effect on Biomune or any other Affiliated Company, has terminated his or her employment, or, to Biomune's Knowledge, has any present intention of terminating his or her employment with Biomune or any other Affiliated Company or has any health problems that could adversely affect his or her ability to continue performing his or her duties for Biomune or any other Affiliated Company.

      2.31 EMPLOYEES. Each Affiliated Company has complied with all applicable Laws relating to the employment of labor, including provisions relating to wages, hours, equal opportunity, collective bargaining and the payment of Social Security and other taxes, and with the Employee
Retirement Income Security Act of 1974, as amended ("ERISA").

      2.32 TRANSACTIONS WITH AFFILIATES. Except as set forth in Schedule 2.32, no director, officer, employee or shareholder of Biomune or any other Affiliated Company or member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person or any member of the family of any such person, has a substantial interest or is an officer, director, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, is a party to any transaction with Biomune or any other Affiliated Company, including any loan, debt or contract, agreement or other arrangement providing for the employment of, furnishing of services by, rental of real or personal property from or otherwise requiring payments to, any such person or firm, or has a pecuniary interest in any supplier or customer of Biomune or any other Affiliated Company or in any other business enterprise with which Biomune or any other Affiliated Company conducts business.

      2.33 U.S. REAL PROPERTY HOLDING CORPORATION. Biomune is not now and has never been a "United States real property holding corporation," as defined in Section 897(c) (2) of the Code and Section 1.897-2(b) of the regulations promulgated by the Internal Revenue Service.

      2.34 EMPLOYEES; BENEFIT PLANS. No Affiliated Company is a party to any collective bargaining agreement and is not a party to any pending or threatened labor dispute. There is no employee of Biomune or any other Affiliated Company whose employment is not terminable at will. Neither Biomune nor any other Affiliated Company has any employee benefit plan.

      2.35  CONTRACTS; NO DEFAULTS.

      (a)   Biomune has delivered to Buyer true and complete copies of:

            (i) each Applicable Contract that involves performance of services or delivery of goods or materials by one or more Affiliated Companies of an amount or value in excess of $25,000;

            (ii) each Applicable Contract that involves performance of services or delivery of goods or materials to one or more Affiliated Companies of an amount or value in excess of $25,000;

            (iii) each Applicable Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of one or more Affiliated Companies in excess of $10,000;

            (iv) each Applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $25,000 and with terms of less than one year);

            (v) each licensing agreement or other Applicable Contract with respect to patents, trademarks, copyrights, or other intellectual property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Rights;

            (vi) each collective bargaining agreement and other Applicable Contract to or with any labor union or other employee representative of a group of employees;

            (vii) each joint venture, partnership, and other Applicable Contract (however named) involving a sharing of profits, losses, costs, or liabilities by any Affiliated Company with any Person;

            (viii) each Applicable Contract containing covenants that in any way purport to restrict the business activity of any Affiliated Company of any affiliate of an Affiliated Company or limit the freedom of any Affiliated Company or any affiliate of an Affiliated Company to engage in any line of business or to compete with any Person;

            (ix) each Applicable Contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

            each power of attorney that is currently effective and outstanding;

            each Applicable Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by any Affiliated Company to be responsible for consequential damages;

            (xii) each Applicable Contract for capital expenditures in excess of $10,000;

            (xiii) each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by any Affiliated Company other than in the Ordinary Course of Business; and

            (xiv) each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

      (b) To the Knowledge of the Affiliated Companies, no officer, director, agent, employee, consultant, or contractor of any Affiliated Company is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor to (A) engage in or continue any conduct, activity, or practice relating to the business of any Acquired Company, or (B) assign to any Affiliated Company or to any other Person any rights to any invention, improvement, or discovery.

      (c) Each Contract identified or required to be identified in Part 2.35(a) is in full force and effect and is valid and enforceable in accordance with its terms.

      (d)   Except as set forth in other Schedules to this Agreement:

            (i) each Affiliated Company is, and at all time since January 1, 1997 has been, in full compliance with all applicable terms and requirements of each Contract under which such Affiliated Company has or had any obligation or Liability or by which such Affiliated Company or any of the assets owned or used by such Affiliated Company is or was bound;

            (ii) each other Person that has or had any obligation or Liability under any Contract under which an Affiliated Company has or had any rights is, and at all times since January 1, 1997 has been, in full compliance with all applicable terms and requirements of such Contract;

            (iii) to the Knowledge of the Affiliated Companies, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give any Affiliated Company or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; and

            (iv) no Affiliated Company has given to or received from any other Person, at any time since January 1, 1997, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Contract.

      (e) There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to any Affiliated Company under current or completed Contracts with any Person and no such Person has made written demand for such renegotiation.

      (f) The Contracts relating to the sale, design, manufacture, or provision of Products or services by the Affiliated Companies have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Law.

      2.36 YEAR 2000. Each Affiliated Company's computer system and software including all software and applications developed for or sold to any customer or client, and all other systems of Biomune are able to accurately process date data, including but not limited to, calculating, comparing and sequencing from, into and between the twentieth century through year 1999, the year 2000 and the twenty-first century, including leap year calculations. To the Knowledge of Biomune, it is not aware of any inability on the part of any service provider to any Affiliated Company to timely remedy such service provider's own deficiencies in respect of the year 2000 problem.

      2.37 COMPLIANCE WITH THE NASDAQ MARKET LISTING REQUIREMENTS. Biomune has fully disclosed to Buyer all communications with Nasdaq regarding its SmallCap Market listing since January 1, 2000.

      2.38 COMPENSATION OF KEY EMPLOYEES. Biomune has not increased or otherwise changed the compensation of, or paid any bonuses to, any Key Employee at any time during the period commencing 90 days prior to the date of this Agreement through the date of this Agreement.


                                 ARTICLE III
                 REPRESENTATIONS AND WARRANTEES OF THE BUYER

      The Buyer represents and warrants to Biomune that on the date the Buyer purchases the Acquired Common Stock:

      (a) the Buyer is an "accredited investor" within the meaning of Rule 501 under the Securities Act;

      (b) the Buyer has sufficient Knowledge and experience in investing in companies similar to Biomune in terms of Biomune's stage of development so as to be able to evaluate the risks and merits of its investment in Biomune and it is able financially to bear the risks thereof, and it has been afforded the opportunity during the course of negotiating the transactions contemplated by this Agreement to ask questions of, and to secure such information from, the Affiliated Companies and their officers and directors as it deems necessary to evaluate the merits of entering into such transactions. All such questions have been answered satisfactorily and the Buyer or its counsel have received and reviewed the due diligence materials delivered to it/them by the Affiliated Companies;

      (c) the Buyer understands that the Acquired Common Stock shares have not been registered under the Securities Act and the Buyer understands that no shares can be sold unless they are first registered under the Securities Act or unless an exemption from such registration is available;

      (d) the Buyer is acquiring the Acquired Common Stock for its own account for investment only, and not as a nominee and not with a view towards distribution of any part thereof, and that the Buyer has no present intention of selling, granting any participation in, or otherwise distributing the same;

      (e) the Buyer understands that the Acquired Common Stock has not been registered under the Securities Act. The Buyer also understands that the Acquired Common Stock is being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon the Buyer's representations contained in the Agreement;

      (f) the execution, delivery and performance by the Buyer of this Agreement have been duly authorized by all requisite action of it. Upon execution and delivery, this Agreement will be a valid and binding obligation of the Buyer, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors' rights and general principles of equity that restrict the availability of equity remedies;

      (g) the Buyer is duly organized and validly existing and has the power and authority to enter into this Agreement;

      (h) the Buyer has adequate net worth and means of providing for its current needs and personal contingencies to sustain a complete loss of its investment in Biomune;

      (i) the Buyer has no contract, arrangement or understanding with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement; and

      (j) the Buyer's principal place of business is the address set forth in Section 7.6 hereof.


                                 ARTICLE IV
                 CONDITIONS TO THE OBLIGATIONS OF THE BUYER

      The obligation of the Buyer to purchase and pay for the Acquired Common Stock being purchased by it on the Closing Date is, at its option, subject to the satisfaction, on or before the Closing Date, of the following conditions:

      4.1 OPINION OF BIOMUNE'S COUNSEL. The Buyer shall have received from Durham Jones & Pinegar, counsel for Biomune, an opinion dated the Closing Date as to the matters set forth in Exhibit A.

      4.2 REPRESENTATIONS AND WARRANTIES TO BE TRUE AND CORRECT. The representations and warranties contained in Article II shall be true, complete and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and the President and Treasurer of Biomune shall have certified to the Buyer in writing to such effect.

      4.3 PERFORMANCE. Biomune shall have performed and complied with all agreements contained herein required to be performed or complied with by it prior to or at the Closing Date, and the President and Treasurer of Biomune shall have certified to the Buyer in writing to such effect and to the further effect that all of the conditions set forth in this Article IV have been satisfied.

      4.4 DUE DILIGENCE. The Buyer shall have completed its due diligence investigation of Biomune and shall be satisfied in its sole discretion in all respects with the findings thereof.

      4.5 PROCEEDINGS TO BE SATISFACTORY. All corporate and other proceedings to be taken by Biomune in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in form and substance to the Buyer and its counsel, and the Buyer and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they reasonably may request.

      4.6 PURCHASE BY THE BUYER. Subject to payment by the Buyer of the Aggregate Purchase Price for the Acquired Common Stock on the Closing Date, Biomune shall have delivered a stock certificate or certificates representing the Acquired Common Stock.

      4.7 SUPPORTING DOCUMENTS. The Buyer and its counsel shall have received copies of the following documents:

            (i) (A) a certificate of the Secretary of State of Nevada dated as of a recent date as to the due incorporation and good standing of Biomune; and (B) a certificate of the Secretary of State of Utah as to the good standing of Biomune with the State of Utah.

            (ii) a certificate of the Secretary or an Assistant Secretary of Biomune dated the Closing Date and certifying: (A) that attached thereto is a true and complete copy of the Bylaws of Biomune as in effect on the date of such certification; (B) that attached thereto is a true and complete copy of all resolutions adopted by the Board of Directors or the shareholders of Biomune authorizing the execution, delivery and performance of this Agreement, the issuance, sale and delivery of the Acquired Common Stock and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated by this Agreement; (C) that Biomune's Articles of Incorporation have not been amended since the date of the last amendment referred to in the certificate delivered pursuant to clause (i)(A) above; and (D) to the incumbency and specimen signature of each officer of Biomune executing this Agreement, and any of the stock certificates representing the Acquired Common Stock and any certificate or instrument furnished pursuant hereto and a certification by another officer of Biomune as to the incumbency and signature of the officer signing the certificate referred to in this clause (ii); and

            (iii) such additional supporting documents and other information with respect to the operations and affairs of Biomune as the Buyers or its counsel reasonably may request.

      4.8 PREEMPTIVE RIGHTS; TERMINATION OF SHAREHOLDER AGREEMENTS. All shareholders of Biomune having any preemptive, first refusal or other rights with respect to the issuance of the Acquired Common Stock shall have irrevocably waived the same in writing. All shareholder agreements, voting agreements, registration rights agreements and similar agreements relating to the capital stock of Biomune shall have been terminated by all parties to such agreements.

      4.9 OTHER WAIVERS AND CONSENTS. Biomune shall have obtained all other necessary waivers or consents to the execution of this Agreement and the related agreements.

      4.10 STOCKHOLDER APPROVALS. As required by applicable Law, this Agreement shall have been approved and adopted by the requisite vote of the stockholders of Biomune and Buyer and the issuance of the Acquired Common Stock pursuant to this Agreement shall have been approved by the requisite vote of the stockholders of Biomune.

                                  ARTICLE V
                  CONDITIONS TO THE OBLIGATIONS OF BIOMUNE

      The obligations of Biomune to sell and issue the Acquired Common Stock being sold by it on the Closing Date is subject to the satisfaction, on or before the Closing Date, of the following conditions:

      5.1 REPRESENTATIONS AND WARRANTIES TO BE TRUE AND CORRECT. The representations and warranties contained in Article III shall be true, complete and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and the President and Treasurer of the Buyer shall have certified to Biomune in writing to such effect.

      5.2 PERFORMANCE. The Buyer shall have performed and complied with all agreements contained herein required to be performed or complied with by it prior to or at the Closing Date, and the President and Treasurer of the Buyer shall have certified to the Buyer in writing to such effect and to the further effect that all of the conditions set forth in this Article V have been satisfied.

      5.3 PROCEEDINGS TO BE SATISFACTORY. All corporate and other proceedings to be taken by the Buyer in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in form and substance to Biomune and its counsel, and Biomune and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they reasonably may request.

      5.4 ACTON CONSULTING AGREEMENT. The Buyer shall have entered into a consulting Agreement with Michael Acton in form and substance substantially similar to the Consulting Agreement attached hereto as Exhibit "B."


                                 ARTICLE VI
                            COVENANTS OF BIOMUNE

      Biomune covenants and agrees that, unless the Buyer otherwise agrees in writing by action of a majority of the shares of Common Stock held by the Buyer, until Buyer shall no longer own at least 5% of the outstanding shares of Biomune.

      6.1 FINANCIAL STATEMENTS, REPORTS, ETC. Biomune shall maintain proper books of accounts and records and shall deliver to Buyer:

      (a) as soon as available and in any event within 90 days after the end of each fiscal year of Biomune, a copy of the annual audit report for such year for Biomune including therein a balance sheet of Biomune as of the end of such fiscal year and the statements of income, retained earnings and of changes in financial position of Biomune for such fiscal year, prepared in accordance with GAAP by a firm of independent public accountants selected by the Buyer and accompanied by an opinion of the accounting firm;

      (b) as soon as available and in any event within 45 days after the end of each fiscal quarter in each fiscal year of Biomune a balance sheet of Biomune and the statements of income and retained earnings as of the end of such quarter, and of changes in financial position of Biomune for such quarter and for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, unaudited but prepared in accordance with GAAP subject to year-end adjustments and as otherwise permitted by Form 10-QSB of the SEC and certified by the Chief Executive Officer or Chief Financial Officer of Biomune, in each case with comparative statements for the corresponding period in the prior fiscal year;

      (c) promptly following receipt by Biomune, each audit response letter, accountant's management letter and other written report submitted to Biomune by its independent public accountants in connection with an annual or interim audit of the books of Biomune;

      (d) promptly after the commencement thereof, notice of all actions, suits, claims, proceedings, investigations and inquiries of the type described in Section 2.12 that could Materially Adversely Affect Biomune;

      (e) promptly upon sending, making available or filing the same, all press releases, reports and financial statements that Biomune sends or makes available to its shareholders generally; and

      (f) promptly, from time to time, such other information regarding the business, prospects, financial condition, operations, property or affairs of Biomune as the Buyer reasonably may request.

      6.2 NO ISSUANCE OF SHARES; RIGHT OF FIRST OFFER. Biomune shall not issue any of its securities other than debt securities with no equity feature without Buyer's prior written consent. In the event Buyer so consents to any issuance of securities by Biomune, Biomune shall, prior to any issuance by Biomune of any of its securities other than debt securities with no equity feature, offer to the Buyer by written notice the right, for a period of 30 days, to purchase the Buyer's pro rata portion of such securities (as defined below) for cash at an amount equal to the price or other consideration for which such securities are to be issued; provided, however, that the first offer rights of the Buyer pursuant to this Section
6.2 shall not apply to securities issued: (A) upon conversion of any of the Preferred Shares; (B) as a stock dividend or upon any subdivision of shares of Common Stock, provided that the securities issued pursuant to such stock dividend or subdivision are limited to additional shares of Common Stock;
(C) pursuant to subscriptions, warrants, options, convertible securities, or other rights that are listed in Schedule 2.7 as being outstanding on the Closing Date; (D) solely in consideration for the acquisition, whether by merger or otherwise, by Biomune of all or substantially all of the stock or assets of any other entity where such acquisition was approved by the Buyer; (E) pursuant to an underwritten public offering; or (F) pursuant to the exercise of options to purchase Common Stock granted to employees, directors or consultants of Biomune, not to exceed in the aggregate 262,580 shares, appropriately adjusted to reflect stock splits, stock dividends, combinations of shares and the like with respect to the Common Stock, less the number of shares as so adjusted issued pursuant to options outstanding on the date of this Agreement and listed in Schedule 2.7 pursuant to clause
(C) above (the shares exempted by this clause (F) being hereinafter referred to as the "Reserved Employee Shares"). For purposes of this
Section 6.2, the Buyer's pro rata portion shall be an amount equal to the total number of securities to be offered by Biomune multiplied by a fraction, the numerator of which is the number of shares of Common Stock held by Buyer and the denominator of which is the sum of the total number of shares of Common Stock that are issued and outstanding. Biomune's written notice to the Buyer shall describe the securities proposed to be issued by Biomune and shall specify the number, price and payment terms. The Buyer may accept Biomune's offer as to the full number of securities offered to it or any lesser number, by written notice thereof given by it to Biomune prior to the expiration of the aforesaid 30-day period, in which event Biomune shall promptly sell and the Buyer shall buy, upon the terms specified, the number of securities agreed to be purchased by the Buyer. Biomune shall be free at any time prior to 60 days after the expiration of such 30-day period, to offer and sell to any third party or parties the number of such securities not agreed by the Buyer to be purchased by it, at a price and on payment terms no less favorable to Biomune than those specified in such notice of offer to the Buyer. However, if such third party sale or sales are not consummated within such 60-day period, Biomune shall not sell such securities as shall not have been purchased within such period without again complying with this Section 6.2.

      6.3 CORPORATE EXISTENCE. Biomune shall maintain, and shall cause each other Affiliated Company to maintain, its corporate existence and all of its rights and licenses necessary to maintain its business in full force and effect.

      6.4 PROPERTIES, BUSINESS, INSURANCE. Biomune shall maintain, and shall cause each other Affiliated Company to maintain, as to its properties and business, with financially sound and reputable insurers, insurance against such casualties and contingencies and of such types and in such amounts as is consistent with its Ordinary Course of Business.

      6.5 INSPECTION, CONSULTATION AND ADVICE. Biomune shall permit, and shall cause each other Affiliated Company to permit, the Buyer and its representatives, upon reasonable advance notice to Biomune, to visit and inspect any of the properties of the Affiliated Companies, examine their books and records and take copies and extracts therefrom, discuss the affairs, finances and accounts of the Affiliated Companies with their officers, employees and public accountants and Biomune hereby authorizes, and shall cause each other Affiliated Company to authorize, said accountants to discuss with the Buyer and such designees such affairs, finances and accounts, and consult with and advise the management of Biomune and each other Affiliated Company as to its affairs, finances and accounts, all at reasonable times and upon reasonable notice.

      6.6 RESTRICTIVE AGREEMENTS PROHIBITED. No Affiliated Company shall become a party to any agreement that by its terms restricts Biomune's performance of this Agreement or Biomune's Articles of Incorporation.

      6.7 TRANSACTIONS WITH AFFILIATES. Except as set forth in Schedule 6.7, or as otherwise approved by the Board of Directors of Biomune after the Closing Date, Biomune shall not enter into any transaction with any director, officer, employee or holder of more than 5% of the outstanding capital stock of any class or series of capital stock of Biomune, member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person, or member of the family of any such person, is a director, officer, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, except for transactions on customary terms related to such person's employment.

      6.8 USE OF PROCEEDS. Biomune shall use the proceeds from the sale of the Acquired Common Stock solely as working capital in accordance with
Schedule 6.8.

      6.9 COMPENSATION. Biomune, through its President, may pay, accrue or otherwise provide compensation and bonuses to any employee in any amounts that he or she deems reasonable; provided, however, that Biomune shall not, without Buyer's prior written consent, after recommendation by the President: (a) award or grant any options to Key Employees for the purchase of Common Stock or Preferred Stock or award, grant, issue or sell any Common Stock or Preferred Stock to any Key Employees; (b) increase the base salary paid, accrued or otherwise provided to any of the Key Employees in or with respect of any fiscal year by an amount in excess of 10% of such base salary in or with respect of the prior fiscal year, provided that no such increase may be effected until after the first anniversary of the Closing Date; or (c) pay bonuses to Key Employees for any fiscal year.

      6.10 BYLAWS. Biomune shall at all times cause its Bylaws to provide that unless otherwise required by the laws of the state of its incorporation, (a) any one director and (b) any holder or holders of at least 19.9% of the outstanding shares of Common Stock, shall have the right to call a meeting, respectively, of the Board of Directors or shareholders.

Biomune shall at all times maintain provisions in its Bylaws and Articles of Incorporation indemnifying all directors against Liability and absolving all directors from Liability to Biomune and its shareholders to the maximum extent permitted under the laws of the state of its incorporation. Biomune's Bylaws shall provide that at least one of the directors designated solely by a holder of at least 19.9% of the outstanding shares of Common Stock will be a member of any committee created by the Board of Directors.

      6.11 GRANTING OF OPTIONS. Biomune shall not grant to any of its officers, employees or consultants options to purchase Common Stock or any security convertible into Common Stock or change the pricing or other terms of any outstanding options without Buyer's prior written consent.

      6.12 COMPLIANCE WITH LAWS. Biomune shall comply, and shall cause each other Affiliated Company to comply, with all applicable Laws, noncompliance with which could Materially Adversely Affect an Affiliated Company's business or condition, financial or otherwise.

      6.13 CHANGE IN NATURE OF BUSINESS. Biomune shall not, and shall cause each other Affiliated Company not to, make any material change in the nature of its business to something unrelated to that conducted on the Closing Date, except as approved by the Buyer.

      6.14 TAX PAYMENTS. Biomune shall, and shall cause each other Affiliated Company to, prepare and timely file all tax returns required to be filed by it, and Biomune shall, and shall cause each other Affiliated Company to, timely pay any taxes and estimated taxes, including additions to tax, interest and penalties, required to be paid by Biomune after the date hereof. All transfer, excise or other taxes payable to any jurisdiction in the United States and outside the United States by reason of the sale and transfer of the Acquired Common Stock pursuant to this Agreement shall be paid or provided for by Biomune. All federal and state income tax returns of the Affiliated Companies for any period shall be prepared and signed by a nationally recognized accounting firm. The preparation of such returns shall be at an Affiliated Company's expense.

      6.15 MATERIAL CHANGES AND LITIGATION. Biomune shall use reasonable efforts to promptly notify of the Buyer of any material adverse change in the business, properties, assets or condition of any Affiliated Company, financial or otherwise, as distinguished from general information about the biopharmaceutical and nutraceutical industries or general market and economic conditions and of any litigation or governmental proceeding or investigation pending or, to the Knowledge of Biomune, threatened against any Affiliated Company, or against any officer, director, Key Employee or principal shareholder, which, if adversely determined, would Materially Adversely Affect an Affiliated Company's present or then contemplated business, properties, assets or conditions, financial or otherwise.

      6.16 NEW DEVELOPMENTS. Biomune shall cause, and shall cause each other Affiliated Company to cause, all technological developments, patentable or unpatentable inventions, discoveries or improvements by any Affiliated Company's employees or consultants to be documented in accordance with industry practice and, where possible and appropriate, to file and prosecute, on a timely basis, United States and foreign patent, copyright, trademark, mask work or other Intellectual Property Rights applications relating to and protecting the Affiliated Company's inventions, discoveries or developments on behalf of the Affiliated Company.

      6.17 ASSETS. Except for the sale of the Mountain Lift product line and sales of Purizer Corporation common stock, in either case only if the sale proceeds are used for satisfaction of outstanding accounts payable owed to independent third parties, Biomune shall not, and shall cause each other Affiliated Company not to, sell (other than sales of inventory in the Ordinary Course of Business), lease, or otherwise dispose of any asset or property, including Intellectual Property Rights, of any Affiliated Company or mortgage, pledge or permit the imposition of any lien or other encumbrance on any asset or property, including Intellectual Property Rights, of any Affiliated Company.

      6.18 NO NEGOTIATION. Biomune shall not, and shall cause each other Affiliated Company not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Buyer) relating to any transaction involving the sale of the business or assets (other than sales of inventory in the Ordinary Course of Business) of any Affiliated Company, or any of the capital stock of any Affiliated Company, or any merger, consolidation, business combination, or similar transaction involving any Affiliated Company. Nothing contained in this Section 6.18 shall prohibit the Board of Directors of Biomune from furnishing information to, or entering into discussions or negotiations with, any Person that makes an unsolicited bona fide proposal to acquire an Affiliated Company pursuant to a merger, consolidation, business combination, or similar transaction, if, and only to the extent that, (a) the Board of Directors of Biomune, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is required for the Board of Directors of Biomune to comply with its fiduciary duties to stockholders imposed by law, (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person, Biomune provides written notice to Buyer to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person, and (c) Biomune keeps Buyer informed, on a current basis, of the status and details of any such discussions or negotiations.

      6.19  INDEMNIFICATION.

      (a) In addition to all rights and remedies available to the Buyer at law or in equity, Biomune shall indemnify, defend and hold harmless the Buyer and any parent, subsidiary, associate, affiliate, partner, shareholder, director, officer, employee or agent of the Buyer (all of the foregoing are collectively referred to as the "Indemnified Parties") from and against and pay on behalf of or reimburse such party as and when incurred all losses, including, without limitation, diminutions in value, Liabilities, demands, claims, actions or causes of action, costs, damages, judgments, debts, settlements, assessments, deficiencies, taxes, penalties, fines or expenses, whether or not arising out of any claims by or on behalf of any third party, including interest, penalties, reasonable attorneys' fees and expenses and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (collectively, "Losses") which any such party may suffer, sustain or become subject to, as a result of, in connection with, or relating to or by virtue of:

            (i) any material misrepresentations or material breach of warranty on the part of Biomune under Article II;

            (ii) any material misrepresentation in or material omission from any of the representations or warranties contained in any certificate, document or instrument or the Schedules delivered to the Buyer by or on behalf of Biomune in connection herewith;

            (iii) any material nonfulfillment or breach of any covenant or agreement on the part of Biomune under this Agreement or under any certificate, document or instrument delivered in connection therewith; or

            (iv) any action, demand, proceeding, investigation or claim by any third party, including, without limitation, Government Entities against or affecting an Affiliated Company or any of their affiliates which, if successful, would give rise to or evidence the existence of or relate to a material breach of (A) any of the material representations or warranties at the time made or (B) the covenants of Biomune.

      (b) All indemnification rights hereunder shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder for a period of two years, regardless of any investigation, inquiry or examination made for or on behalf of, or any Knowledge of, the Buyer and/or any of the other Indemnified Parties or the acceptance by the Buyer of any certificate or opinion.

      (c)   If for any reason the indemnity provided for in this Section
6.19 is unavailable to any Indemnified Party or is insufficient to hold each such Indemnified Party harmless from all such Losses arising with respect to the transactions contemplated hereunder, then Biomune and the Indemnified Party shall each contribute to the amount paid or payable by such Loss in such proportion as is appropriate to reflect not only the relative benefits received by Biomune on the one hand, and such Indemnified Party on the other, but also the relative fault of Biomune on the one hand, and the Indemnified Party on the other, as well as any relevant equitable considerations. In addition, Biomune agrees to reimburse any Indemnified Party upon demand for all reasonable expenses, including legal counsel fees, incurred by such Indemnified Party or any such other person in connection with investigating, preparing or defending any such action or claim. The indemnity, contribution and expense reimbursement obligations that Biomune has under this Section 6.19 shall be in addition to any liability that Biomune may otherwise have. Biomune further agrees that the indemnification and reimbursement commitments set forth in this Agreement shall apply whether or not the Indemnified Party is a formal party to any such lawsuits, claims or other proceedings.

      (d)   Any indemnification of either the Buyer or any other
Indemnified Party by Biomune pursuant to this Section 6.19 shall be effected by wire transfer of immediately available funds from Biomune to an account designated by the Buyer or such other Indemnified Party within 15 days after the determination thereof.


                                 ARTICLE VII
                                MISCELLANEOUS

      7.1 EXPENSES. Each party hereto will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions shall be consummated.

      7.2 SURVIVAL OF AGREEMENTS. All covenants, agreements, representations and warranties made herein or in any other agreement, or any certificate or instrument delivered to the Buyer pursuant to or in connection with this Agreement, shall survive the Closing for a period of two years.

      7.3 REMEDIES. In case any one or more of the representations, warranties, covenants or agreements set forth in this Agreement shall have been breached by any party hereto, the party or parties entitled to the benefit of such representations, warranties, covenants or agreements may proceed to protect and enforce their rights either under the Indemnification provisions of this Agreement or by suit in equity and/or action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement. The rights, powers and remedies of the parties under this Agreement are cumulative and not exclusive of any other right, power or remedy which such parties may have under any other agreement or law. No single or partial assertion or exercise of any right, power or remedy of a party hereunder shall preclude any other or further assertion or exercise thereof.

      7.4 BROKERAGE. Biomune or the Buyer, as applicable, will indemnify and hold harmless the Buyer or Biomune, as applicable, against and in respect of any claim for brokerage or other commissions relative to this Agreement or to the transactions contemplated hereby, based in any way on agreements, arrangements or understandings made or claimed to have been made with any third party.

      7.5 PARTIES IN INTEREST. All representations, covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. Without limiting the generality of the foregoing, all representations, covenants and agreements benefiting the Buyer shall inure to the benefit of any and all subsequent holders from time to time of the Acquired Common Stock.

      7.6 NOTICES. All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered in person or sent by overnight delivery or by certified or registered mail, return receipt requested, addressed as follows:

      (a) if to Biomune, at Biomune Systems, Inc., 64 East Winchester, Suite 303, Salt Lake City, Utah 84107, telecopier: (801) 261-5123,
Attention: President, with a copy to Kevin R. Pinegar, Esquire, Durham Jones & Pinegar, 111 East Broadway, Suite 900, Salt Lake City, Utah 84111, telecopier: (801) 415-3500;

      (b) if to the Buyer, at Donlar Corporation, 6502 South Archer Avenue, Bedford Park, Illinois 60501, telecopier: (708) 563-9212,
Attention: Lawrence P. Koskan, with a copy to Eric Fogel, Esquire, Duane, Morris & Heckscher LLP, 227 West Monroe Street, Suite 3400, Chicago, IL 60606, telecopier: (312) 499-6701;

or, in any such case, at such other address or addresses as shall have been furnished in writing by such party to the others.

All notices, consents or other communications required or permitted to be given under this Agreement shall be deemed to have been duly given (i) when delivered personally, (ii) three business days after being mailed by first class mail, postage prepaid, or (iii) one business day after being sent by a reputable overnight delivery service, postage or delivery charges prepaid, to the parties at their respective addresses stated on the signature page of this Agreement. Notices may also be given by telecopier and shall be effective on the date transmitted if confirmed within 24 hours thereafter by a signed original sent in the manner provided in the preceding sentence.

      7.7 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada notwithstanding any conflicts-of-law doctrines of such state or any other jurisdiction to the contrary. EACH OF THE PARTIES HEREBY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF THIS AGREEMENT.

      7.8 ENTIRE AGREEMENT. This Agreement, including the Schedules hereto, together with the other writings referred to herein or delivered pursuant hereto which form a part hereof, constitutes the sole and entire agreement of the parties with respect to the subject matter hereof. All Schedules hereto are hereby incorporated herein by reference.

      7.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      7.10 AMENDMENTS. This Agreement may not be amended or modified, and no provisions hereof may be waived, without the written consent of Biomune and the Buyer.

      7.11 SEVERABILITY. The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or other provision hereof shall in no way affect the validity or enforceability of any other provision, or any part thereof, but this Agreement shall be construed as if such invalid or unenforceable term, phrase, clause, paragraph, restriction, covenant, agreement or other provision had never been contained herein unless the deletion of such term, phrase, clause, paragraph, restriction, covenant, agreement or other provision would result in such a material change as to cause the covenants and agreements contained herein to be unreasonable or would materially and adversely frustrate the objectives of the parties as expressed in this Agreement.

      7.12 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting any term or provision of this Agreement.

      7.13 PUBLIC ANNOUNCEMENTS. Biomune and Buyer shall consult with each other before issuing any press release or otherwise making any public statement relating to the subject matter of this Agreement and shall not issue any such press release or make any such public statement prior to such consultation and without the consent of the other party which shall not be unreasonably withheld, except as may be required by federal securities laws.


                                ARTICLE VIII
                                 DEFINITIONS

      8.1 "Affiliated Companies" means Biomune and its Subsidiaries, collectively.

      8.2 "Applicable Contract" means any Contract (a) under which any Affiliated Company has or may acquire any rights, (b) under which any Affiliated Company has or may become subject to any obligation or Liability, or (c) by which any Affiliated Company or any of the assets owned or used by it is or may become bound.

      8.3   "Common Stock" means Biomune's common stock, $.0001 par value.

      8.4 "Contract" means any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

      8.5 "Environmental Laws" means any and all Laws, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those relating to hazardous substances or wastes, air emissions and discharges to waste or public systems.

      8.6 "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Exchange Act shall include reference to the comparable section, if any, of any successor federal statute.

      8.7 "GAAP" means United States generally accepted accounting principles as in effect from time to time.

      8.8 "Government Entity" means any supranational, national, foreign, federal, state or local judicial, legislative, executive, administrative or regulatory body or authority.

      8.9 "Hazardous Material" means any and all pollutants, toxic or hazardous wastes or any other substances, including but not limited to biomedical waste, that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable Law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls).

      8.10 "Knowledge" or "to Know" means actual knowledge after reasonable investigation.

      8.11 "Laws" includes any foreign, federal, state, or local law, statute, rule, regulation, Order or other restriction of any court or other Government Entity.

      8.12 "Liability" means any debt, liability or obligation, whether known or unknown, asserted or unasserted, accrued, absolute, contingent or otherwise, whether due or to become due.

      8.13 "Major Supplier" means a supplier of $50,000 or more in materials and/or services to Biomune or any other Affiliated Company during the last twelve months.

      8.14 "Material Adverse Effect" or "Materially Adversely Affect" means any event or change which has a material adverse effect on (a) the properties, business, prospects, operations, earnings, assets, liabilities or the condition (financial or otherwise) of the Affiliated Companies taken as a whole, whether or not in the Ordinary Course of Business, (b) the ability of Biomune and any of the other Affiliated Companies to perform its obligations under this Agreement or (c) the validity or enforceability of this Agreement.

      8.15 "Ordinary Course of Business" an action taken by a Person will be deemed to have been taken in the "Ordinary Course of Business" only if:
(a) such action is consistent with the past practice of such Person (including with respect to quality and frequency) and is taken in the ordinary course of the normal day-to-day operations of such Person; and (b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority.

      8.16 "Organizational Documents" means the articles or certificate of incorporation and the bylaws of a corporation; the partnership agreement and any statement of partnership of a general partnership; the limited partnership agreement and the certificate of the limited partnership of a limited partnership; any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and any amendment to any of the foregoing.

      8.17 "Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Government Entity.

      8.18 "Preferred Stock" means Biomune's preferred stock, $.0001 par value.

      8.19  "SEC" means the United States Securities and Exchange
Commission.

      8.20  "SEC Reports" has the meaning ascribed thereto in Section 2.9.

      8.21 "Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Act shall include reference to the comparable section, if any, of any successor federal statute.

      8.22 "Stock Incentive Plans" means Biomune's 1992 Stock Incentive Plan, 1993 Stock Incentive Plan, 1995 Stock Incentive Plan, 1996 Stock Incentive Plan and 1999 Stock Incentive Plan, and any other stock incentive plans adopted by Biomune.

      8.23 "Subsidiary" with respect to any Person (the "Owner") means any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries.





                          (Signature page follows.)

      IN WITNESS WHEREOF, Biomune and the Buyer have executed this Agreement as of the day and year first above written.



                              BIOMUNE SYSTEMS, INC.


                              By:    /s/  Michael G. Acton
                                    ----------------------------------

                              Title: President and
                                     Chief Executive Officer
                                    ----------------------------------



                              DONLAR CORPORATION


                              By:    /s/  Lawrence P. Koskan
                                     --------------------------------

                              Title: President and
                                     Chief Executive Officer
                                     --------------------------------

                                  EXHIBIT A



      1. The Agreement has been duly authorized, executed and delivered by Biomune and constitutes a legal, valid and binding obligation of Biomune, enforceable against Biomune in accordance with its terms, subject to bankruptcy, reorganization, insolvency and other similar Laws affecting the enforcement of creditors' rights in general and to general principles of equity.

      2. The authorized capital stock of Biomune consists of 500,000,000 shares of Common Stock, $.0001 par value, and 50,000,000 shares of Preferred Stock. 8,599,900 shares of Common Stock and 38,523 shares of Preferred Stock are outstanding. As a result of the delivery of certificates to Buyer and the payment to Biomune being made at the Closing, Buyer is acquiring ownership of the Acquired Common Stock free and clear of all adverse claims.

      3. Each Affiliated Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to own its properties and to engage in its business as presently conducted or contemplated, and is duly qualified and in good standing as a foreign corporation under the laws of each other jurisdiction in which it is authorized to do business as set forth in Schedule 2.1(a). All of the outstanding capital stock of each Subsidiary of Biomune is owned or record by Biomune, free and clear of all adverse claims.

      4. Neither the execution and delivery of the Agreement nor the consummation of any or all the transactions contemplated thereby (a) breaches or constitutes a default (or an event that, with notice or lapse of time or both, would constitute a default) under any agreement or commitment to which any Affiliated Company is a party, (b) violates any statute, law, regulation or rule, or any judgment, decree or order of any court or other Government Entity applicable to any Affiliated Company, or
(c) violates any provision of the Organizational Documents of any Affiliated Company.

      5. No consent, approval or authorization of, or declaration, filing or registration with, any Government Entity is required in connection with the execution, delivery and performance of the Agreement or the consummation of the transactions contemplated thereby.

                                  EXHIBIT B

                 EXECUTIVE OFFICERS AND DIRECTORS OF DONLAR




      The following sets forth the name and principal occupation of each of the Executive Officers (collectively, the "Executive Officers") of Donlar, each of whom is a citizen of the United States:

      Larry P. Koskan, President & Chief Executive Officer

      Gerald E. Noonan, Chief Financial Officer

      Robert P. Pietrangelo, President, Donlar BioPolymers, Inc.

      Joseph F. Prochaska, President, Donlar AgriSciences, Inc.

      The business address of each of the Executive Officers is 6502 S. Archer Road, Bedford Park, Illinois 60501.




      The following sets forth the name, business address and principal occupation of each of the directors of Donlar, each of whom is a citizen of the United States:

      Larry P. Koskan, 6502 S. Archer Road, Bedford Park, IL 60501. He is President and Chief Executive Officer of Donlar.

      Dr. Robert G. Martin, 2170 Midland Road, Southern Pines, NC 28387. He is an ophthalmologist and President of Carolina Eye Associates, a surgical ophthalmology clinic.

      Dr. Donald R. Sanders, 180 West Park Ave., Suite 150, Elmhurst, IL 60126. He is a doctor and President and Owner of The Center for Clinical Research, a medical research clinic.

      Robert W. Cooper, 130 W. Monroe, Suite 840, Chicago, IL 60606. He is President of R.W. Cooper & Associates, a engineering consultant firm.

                                  EXHIBIT C

                               PROMISSORY NOTE




$1,115,024.80                                         August 7, 2000



      FOR VALUE RECEIVED, the undersigned, Donlar Corporation, an Illinois corporation ("Donlar"), hereby promises pay to the order of Biomune Systems, Inc., a Nevada corporation (together with its successors and assigns, "Biomune"), at its office at 64 East Winchester, Suite 303, Salt Lake City, Utah 84107, or at such other place as the holder hereof may designate in writing, in lawful money of the United States of America, the principal sum of One Million One Hundred Fifteen Thousand Twenty-four Dollars and 80/100 ($1,115,024.80), or such lesser principal sum as may then be owed by Donlar to Biomune hereunder, on or before December 31, 2000.

      This Promissory Note (this "Note") shall bear simple interest on the unpaid principal amount hereof from time to time outstanding from the date hereof until December 31, 2000, at a rate of ten percent (10%) (the "Rate"). Accrued interest on this Note shall be due and payable at maturity and shall be made by Donlar to Biomune at the address listed above. Interest payments shall be computed using the Rate shall and based on the outstanding principal balance of this Note, together with any remaining accrued interest, costs, fees and expenses thereon. Upon maturity, the outstanding principal balance of this Note shall be immediately due and payable, together with any remaining accrued interest, costs, fees and expenses thereon.

      This Note may be prepaid by Donlar without penalty at any time.

      Donlar hereby waives presentment for payment, demand, notice of nonpayment, notice of dishonor, protest of any dishonor, notice of protest, and protest of this Note and all other notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional without regard to the liability of any other party or person and shall not in any manner be affected by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the holder hereof; and Donlar agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Donlar or affecting Donlar's liability hereunder.

      It is the intention of the parties hereto to conform strictly to applicable usury laws as in effect from time to time during the term of this Note. Accordingly, if any transaction contemplated hereby would be usurious under applicable law (including the laws of the United States of America, or of any other jurisdiction whose laws may be mandatorily applicable), then, in that event, notwithstanding anything to the contrary in this Note, it is agreed that the aggregate of all consideration that constitutes interest under applicable law that is contracted for, charged or received under this Note or otherwise in connection with this Note shall under no circumstances exceed the maximum amount of interest allowed by applicable law, any excess shall be credited to Donlar by Biomune (or if such consideration shall have been paid in full, such excess refunded to Donlar by Biomune).

      The holder hereof shall not by any act of omission or commission be deemed to waive any of its rights or remedies hereunder unless such waiver be in writing and signed by the holder hereof (and then only to the extent specifically set forth therein). A waiver of any one event shall not be construed as continuing or as a bar to or waiver of such right or remedy on a subsequent event.

      Whenever possible, each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited or invalid under such law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions of this Note.

      This Note shall not be amended, supplemented or modified except pursuant to a writing signed by both Donlar and Biomune.

      This Note shall inure to the benefit of Biomune and its successors and assigns and shall be binding upon Donlar and its successors and permitted assigns. As used herein, the term the "Biomune" shall mean and include the successors and assigns of the identified payee and the holder or holders of this Note from time to time.

      This Note shall be construed, governed, interpreted and enforced in accordance with the laws of the State of Nevada, without regard to conflicts of law principles.


      IN WITNESS WHEREOF, Donlar has caused this Promissory Note to be duly executed and delivered by its authorized officer as of the date first above written.


                              DONLAR CORPORATION


                              By:    /s/ Lawrence P. Koskan
                                     ------------------------------------

                              Name:  Lawrence P. Koskan
                                     ------------------------------------

                              Title: President and
                                     Chief Executive Officer
                                     -----------------------------------

                                  EXHIBIT D

                          ASSET PURCHASE AGREEMENT






   ======================================================================






                          ASSET PURCHASE AGREEMENT



                                   between



                             DONLAR CORPORATION



                                     and



                            BIOMUNE SYSTEMS, INC.

















                         Dated as of August 8, 2000







   ======================================================================

                                  Exhibits
                                  --------

               Exhibit A  -  Terms of Series H Preferred Stock




                                  Schedules
                                  ---------

      THIS ASSET PURCHASE AGREEMENT (this "Agreement") is entered into as of August 8, 2000, by and between DONLAR CORPORATION, an Illinois corporation ("Donlar"), and BIOMUNE SYSTEMS, INC., a Nevada corporation ("Biomune").


                                 WITNESSETH
                                 ----------

      WHEREAS, Donlar is engaged in the business of protein manufacture (the "Business"); and

      WHEREAS, Biomune desires to acquire the Business in which Donlar is currently engaged and to acquire substantially all of the assets of Donlar and to assume the liabilities of Donlar, and Donlar desires to sell and assign such assets and liabilities to Biomune in exchange for Common Stock of Biomune, all on the terms and conditions hereinafter set forth.

      NOW, THEREFORE, in consideration of the respective representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound hereby, agree as follows:


                                  ARTICLE I
              ACQUISITION OF DONLAR ASSETS AND LIABILITIES AND
                       ISSUANCE OF BIOMUNE SECURITIES

      1.1 DEFINITIONS. Certain capitalized terms used in the Agreement are defined in Article IX hereof; reference to a "Schedule" or "Exhibit" is, unless otherwise specified, to a Schedule or Exhibit to this Agreement.

      1.2 PURCHASE AND SALE OF ASSETS. On the Closing Date (as defined in Section 1.5), upon the terms and conditions herein set forth, Biomune shall purchase from Donlar, and Donlar shall sell, transfer, convey and deliver to Biomune, all of the Acquired Assets at the Closing (as defined in Section 1.5) for the assumption of liabilities as provided in Section
1.3 and the Acquired Shares as specified in Section 1.4. As used herein, "Acquired Assets" shall mean all assets of Donlar, real or personal, tangible or intangible, existing or acquired hereafter, whether or not reflected on Donlar's books or financial statements, including, without limitation, the following:

            (a) all inventory and supplies used in the normal course of the operation of Donlar's business, on the premises of the business at Closing;

            (b) real property, leaseholds and subleaseholds therein, improvements, fixtures and fittings thereon, and easements, rights-of-way, and other appurtenants thereto (such as appurtenant rights in and to public streets);

            (c)   equipment leases, and rights thereunder;

            (d) the agreements, Contracts, instruments, Security Interests, guaranties, other similar arrangements, and rights thereunder listed in the Donlar Schedules (as defined in Section 6.9);

            (e) franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and governmental agencies (to the extent not part of the Trade Rights and to the extent such are assignable or transferable by Seller); and

            (f) books (excluding corporate record books), records, ledgers, files, documents, correspondence, lists, plats, architectural plans, drawings, and specifications, creative materials, advertising and promotional materials, studies, reports, and other printed or written materials used in connection with Donlar's business;

            (g)   claims by Donlar against third parties;

            (h)   assets related to employee benefit plans;

            (i) benefits under insurance policies related to unassigned liabilities; and

            (j) all securities, notes and other instruments owned by Donlar.

            Notwithstanding anything to the contrary in this Agreement, (i) the Acquired Assets shall not include the intellectual property used in connection with the Business, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions in which Donlar conducts business (the "Trade Rights") which will be retained by Donlar and licensed to Biomune pursuant to the License Agreement (as defined in Section 4.1(k)) and (ii) this Agreement shall not constitute an agreement to assign or transfer any government approvals, instrument, Contract, lease, permit or other agreement or arrangement, or any claim, right or benefit arising thereunder or resulting therefrom, if an assignment or transfer or an attempt to make such an assignment or transfer without the consent of a third party would constitute a breach or violation thereof or affect adversely the rights of Biomune or Donlar, and any transfer or assignment or any interest under any such instrument, Contract, lease, permit or other agreement or arrangement that requires the consent of a third party shall be made subject to such consent or approval being obtained. In the event any such consent or approval is not obtained on or prior to the Closing Date, Donlar shall continue to use all reasonable efforts to obtain such approval or consent after the Closing Date until such time as such consent or approval has been obtained, and Donlar will cooperate with Biomune in any lawful and economically feasible arrangement to provide that Biomune shall receive the benefits under any such instrument, Contract, lease, permit or other agreement or arrangement, including performance by Donlar as agent, if economically feasible, provided that Biomune shall undertake to pay or satisfy the corresponding liabilities for the enjoyment of such benefit to the extent Biomune would have been responsible therefor if such consent or approval had been obtained.

      1.3 ASSUMPTION OF LIABILITIES. On the Closing Date, upon the terms and conditions herein set forth, Biomune shall assume and become responsible for all of the Assumed Liabilities. Biomune will not assume or have any responsibility, however, with respect to any obligation or liability of Donlar or relating to its Business or properties, included within the definition of Excluded Liabilities. As used herein, "Assumed Liabilities" shall mean only the liabilities and obligations of Donlar under the contracts, leases or other arrangements included in Subsections
(d), (e), (f) and (g) of the definition of Acquired Assets and those liabilities and obligations disclosed in Donlar's June 30, 2000 balance sheet, together with all liabilities and obligations incurred by Donlar in the Ordinary Course of Business prior to the Closing and all liabilities, obligations and agreements disclosed on the Donlar Schedules.

      1.4   ISSUANCE AND PURCHASE OF THE ACQUIRED SHARES.

      (a) Prior to Closing, Biomune's Board of Directors shall authorize the filing under the Laws of the State of Nevada of a certificate of designation for "Series H" Preferred Stock having the terms described on Exhibit A hereto, and shall authorize the issuance to Donlar of 10,000,000 shares of Series H Preferred Stock. The final form of such Certificate of Designation (the "Series H Designation") shall be acceptable to Donlar. The Series H Designation shall be in full force and effect under the laws of the State of Nevada as of the Closing.

      (b) Subject to the terms and conditions set forth herein, at the Closing, Biomune shall issue and sell to Donlar, and Donlar shall purchase from Biomune that number of fully paid and nonassessable shares (the "Acquired Shares") of (a) 859,990 shares of Common Stock, and (b) 8,710,015 shares of Series H Preferred Stock

      1.5 CLOSING. The closing shall take place in person or by telecopier at the offices of Duane, Morris & Heckscher LLP, 227 West Monroe Street, Suite 3400, Chicago, Illinois 60606, at 10:00 a.m. CDT, at a date and time as will be agreed upon between Donlar and Biomune (such closing being called the "Closing" and such date and time being called the "Closing Date"). At the Closing, (a) Donlar shall deliver or cause to be delivered to Biomune such instruments of sale, transfer, conveyance and assignment as Biomune may reasonably request to evidence and confirm Donlar's sale and transfer of the Acquired Assets and Assumed Liabilities to Biomune; and (b) Biomune shall issue and deliver to Donlar stock certificates in definitive form, registered in the name of Donlar, representing the Acquired Shares being purchased by Donlar at the Closing as payment in full for the Acquired Assets and Assumed Liabilities being purchased by Biomune under this Agreement.


                                 ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF BIOMUNE

      Biomune represents and warrants to Donlar the matters set forth in this Article II as of the Closing Date:

      2.1   ORGANIZATION, STANDING AND QUALIFICATION.

            (a) Each Biomune Affiliated Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to own or lease and operate its properties, to carry on its business as currently conducted and as now proposed to be conducted, and to carry out the transactions contemplated hereby. Each Biomune Affiliated Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of the State of Utah, and Utah is the only state or other jurisdiction in which either the ownership or use of the properties owned or used by the Biomune Affiliated Companies, or the nature of the activities conducted by them, require such qualification, except for those jurisdictions in which failure to so qualify would not have a Material Adverse Effect upon the applicable Biomune Affiliated Company. Biomune has made available to Donlar true, correct and complete copies of the Organizational Documents of each Biomune Affiliated Company, as currently in effect, and has previously made available to Donlar Biomune's complete corporate minute and stock books, which include all actions of Biomune's Board of Directors and shareholders, whether by meeting or by written consent in lieu of a meeting.

            (b) Except as set forth on Schedule 2.1(b), Biomune does not own, directly or indirectly, or have the right or obligation to acquire, any interest in any business, association or other Person.

      2.2 INVESTMENT COMPANY STATUS. Each Biomune Affiliated Company is not an "investment company" within the meaning of the Investment Company Act of 1940.

      2.3 ANTI-TAKEOVER STATUTES. Biomune's Board of Directors has taken all necessary action so that no Nevada "control share acquisition" or other similar anti-takeover statute (including, but not limited to, Sections
78.378 - 78.3793 and Sections 78.411 - 78.444 inclusive of the Nevada Revised Statutes) or regulation or applicable provision in Biomune's Articles of Incorporation or Bylaws prohibits the transactions contemplated by this Agreement. To the Knowledge of Biomune, no other state takeover statute or regulation is applicable to the transactions contemplated by this Agreement.

      2.4 POWER AND AUTHORITY. Biomune has the power and authority to execute and deliver this Agreement, and upon satisfaction of all relevant conditions in Article IV will have power and authority to execute and deliver all instruments and documents required to be executed and delivered in connection with this Agreement (collectively the "Transaction Documents") and to perform its obligations under the Transaction Documents.

In addition, the issuance, sale and delivery of the Acquired Shares in accordance with the terms of this Agreement have been duly authorized by all requisite corporate action of Biomune. When issued, sold and delivered in accordance with this Agreement, the Acquired Shares issued hereunder will be validly issued and outstanding, fully paid for, nonassessable, and will not be subject to preemptive or any other similar rights of the shareholders of Biomune or others; provided, however, that the Acquired Shares may be subject to restrictions on transfer under applicable state and/or federal securities laws.

      2.5 NONCONTRAVENTION. Neither the execution and the delivery of the Transaction Documents nor the consummation of the transactions contemplated thereby (including the assignments referred to in Article I above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Biomune is subject, (ii) violate any provision of the articles of incorporation or bylaws of Biomune or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Biomune is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets), except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Security Interest has not been waived in writing or would not, individually or in the aggregate, (x) adversely affect the legality, validity or enforceability of any of the Transaction Documents or the transactions contemplated thereby, (y) have or result in a material adverse effect on the Acquired Assets or (z) adversely impair Biomune's ability to perform fully on a timely basis its obligations under any Transaction Document (any of (x), (y) or (z) a Material Adverse Effect). Assuming satisfaction of all relevant conditions in Article IV, Biomune does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments referred to in Article II above), except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a Material Adverse Effect.

      2.6 VALIDITY. This Agreement constitutes the legal, valid and binding obligation of Biomune, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditor's rights and general principles of equity and no representation is made regarding the effect of laws relating to competition or antitrust.

      2.7 CAPITALIZATION; OWNERSHIP OF OTHER ENTITIES. The authorized capital stock of Biomune immediately after the filing of the Series H Designation shall consist of: (i) 500,000,000 shares of Common Stock, par value $.0001; and (ii) 50,000,000 shares of Preferred Stock, par value $.0001, of which 1,120,000 shares are reserved for Series A Preferred, 1,000,000 shares are reserved for Series B Preferred, and 12,000,000 shares are reserved for Series H Preferred. Immediately prior to the Closing, 10,736,454 shares of Common Stock will be validly issued and outstanding, fully paid and nonassessable and 38,523 shares of Series A and Series B Preferred Stock which are convertible into 1,169 shares of Common Stock will have been issued. In addition, 262,580 shares of Common Stock are reserved for issuance under Biomune's Stock Incentive Plans and all other rights to acquire equity securities of Biomune. The shareholders of record and holders of subscriptions, warrants, options, convertible securities and other rights, contingent or other, including those holding awards under the Stock Incentive Plans to purchase or otherwise acquire equity securities of Biomune, and the number of shares of Common Stock and the number of such subscriptions, warrants, options, convertible securities, and other such rights held by each or issuable to each, are as set forth in the attached
Schedule 2.7. The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of each class and series of authorized capital stock of Biomune are as set forth in Biomune's Articles of Incorporation and the Certificates and Statements of Determination of Rights and Preferences of the Series A, B and C Preferred Stock, as amended, and all such designations, powers, preferences, rights, qualifications, limitations and restrictions are (and with respect to the Series H Preferred Stock, will be as of the Closing) valid, binding and enforceable and in accordance with all applicable laws. Except as set forth in Schedule 2.7, (i) no Person owns of record or is Known to Biomune to own beneficially any shares of Common Stock or Preferred Stock, or any securities or instruments convertible into Common Stock or Preferred Stock;
(ii) no subscription, warrant, option, convertible security, or other right, contingent or other, to purchase or otherwise acquire equity securities of Biomune from Biomune is authorized or outstanding; (iii) no options, shares or other rights have been granted or issued under the Stock Incentive Plans; and (iv) there is no commitment by Biomune to issue shares, subscriptions, warrants, options, convertible securities or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset. Except as provided for in Biomune's Articles of Incorporation or as set forth in Schedule 2.7, Biomune has no obligation, contingent or otherwise, to purchase, redeem or otherwise acquire any of its equity securities or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as set forth in Schedule 2.7, to the Knowledge of Biomune, there are no voting trusts or agreements, shareholders agreements, pledge agreements, buy-sell agreements, rights of first refusal, preemptive rights or proxies relating to any securities of Biomune, whether or not Biomune is a party thereto. All of the outstanding securities of Biomune were issued in compliance with all applicable federal and state securities laws. Biomune's only Subsidiary is Optim Nutrition, Inc., a Utah corporation ("Optim") and Biomune owns all of the outstanding capital stock of Optim.

      2.8 NO DEFAULTS. Except as set forth in Schedule 2.8, no Biomune Affiliated Company is in default: (a) under (i) its Organizational Documents, or (ii) any material written, oral or implied Contract to which the Biomune Affiliated Company is a party and, to the best Knowledge of Biomune, the other party to such Contract is not in default thereunder; or
(b) with respect to any order, writ, injunction or decree of any court or any Government Entity which, in the aggregate, will, or could reasonably be expected to, have a Material Adverse Effect on an Biomune Affiliated Company's business, financial condition, results of operations or prospects.

      2.9 SEC REPORTS AND CORRESPONDENCE. Biomune has filed all proxy statements, reports and other documents required to be filed by it under the Exchange Act from and after January 1, 1997, and Biomune has furnished Donlar true and correct copies of all annual reports, quarterly reports, proxy statements and other reports under the Exchange Act filed by Biomune from and after such date, each as filed with the SEC (collectively, the "Biomune SEC Reports" or "Biomune Financial Reports"). On the date of filing, each SEC Report was in compliance in all material respects with the requirements of its respective report form and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed SEC Report, and as of the date hereof there is no fact or facts not disclosed in the Biomune SEC Reports that relate specifically to Biomune and that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Biomune has made available for inspection by Donlar copies of all correspondence between Biomune and the SEC from and after January 1, 1997. The Biomune SEC Reports have been prepared from, and are in accordance with the books and records of Biomune, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-QSB, as permitted by Form 10-QSB of the SEC) and fairly presented the financial position of Biomune and its results of operation, cash flows and changes in financial position as of and for the periods indicated, except that the unaudited interim financial statements contained in the Biomune SEC Reports were or are subject to normal and recurring year-end adjustments.

      2.10  NO MATERIAL ADVERSE CHANGE.  Since the date of Biomune's
June 30, 2000 balance sheet (the "Biomune Balance Sheet"), there has not been any material adverse change in the business, operations, properties, prospects, assets or condition of any Biomune Affiliated Company, and to the Knowledge of Biomune, no event has occurred or circumstance exists that may result in such a material adverse change.

      2.11 BOOKS AND RECORDS. The books of account, minute books, stock record books, ledgers, order books, and other records and documents of the Biomune Affiliated Companies, all of which have been made available to Donlar, are complete and correct and have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act (regardless of whether or not the Biomune Affiliated Companies are subject to that Section) including the maintenance of an adequate system of internal controls.

      2.12  LITIGATION.  Except as set forth in Schedule 2.12, there is no:
(a) litigation, action, suit, claim, proceeding or investigation pending or, to the best of Biomune's Knowledge, threatened against or affecting an Biomune Affiliated Company, or any of its properties or assets, at law or in equity, or before or by any Government Entity; or (b) governmental inquiry pending or, to the best of Biomune's Knowledge, threatened against or affecting an Biomune Affiliated Company, including without limitation any inquiry as to the qualification of an Biomune Affiliated Company to hold or receive any license or permit, and, to the best of Biomune's Knowledge, there is no basis for any of the foregoing. No Biomune Affiliated Company has received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability that may be material to its business, prospects, financial condition, operations, property or affairs, or which might call into question the validity of this Agreement or any of the securities to be issued hereunder or any action taken or to be taken pursuant hereto or thereto. Except as set forth in Schedule 2.12, there is no action or suit by an Biomune Affiliated Company pending or threatened against others.

      2.13 COMPLIANCE. Each Biomune Affiliated Company is and has been in compliance with all federal, state, local and foreign Laws, applicable to it or to its business, operations, properties, assets, products and services, including, but not limited to, all rules, regulations and other laws of the Food and Drug Administration ("FDA") and each Biomune Affiliated Company has obtained all necessary permits, licenses and other authorizations required to conduct its business with such exceptions that do not have, and are not reasonably expected to have, a Material Adverse Effect. Such licenses and permits are in full force and effect and no violations have been recorded in respect of any such licenses or permits, no proceeding is pending or, to the Knowledge of Biomune, threatened to revoke or limit any thereof, and no notice of non-compliance, assessment or material change has been received by an Biomune Affiliated Company. To the Knowledge of Biomune, there is no existing Law that would prohibit or restrict an Biomune Affiliated Company from, or otherwise adversely affect an Biomune Affiliated Company in, conducting its business in any jurisdiction in which it is conducting business.

      2.14 INTELLECTUAL PROPERTY RIGHTS. Each Biomune Affiliated Company owns or has a valid right to use the Intellectual Property Rights (as defined below) being used to conduct its business as now operated and as now proposed to be operated (a complete list of licenses, registrations and applications for registrations of such Intellectual Property Rights is attached hereto as Schedule 2.14). To the Knowledge of Biomune, the conduct of each Biomune Affiliated Company's business as now operated and as now proposed to be operated does not and will not conflict with or infringe upon the Intellectual Property Rights of others. Except as otherwise set forth on Schedule 2.14, no claim is pending or, to the best of Biomune's Knowledge, threatened against an Biomune Affiliated Company or its officers, employees and consultants to the effect that any such Intellectual Property Right owned or licensed by the Biomune Affiliated Company, or which the Biomune Affiliated Company otherwise has the right to use, is invalid or unenforceable by the Biomune Affiliated Company. Except pursuant to the terms of any licenses specified on Schedule 2.14, no Biomune Affiliated Company has an obligation to compensate any Person for the use of any such Intellectual Property Rights and no Biomune Affiliated Company has granted any Person any license or other right to use any of the Intellectual Property Rights of the Biomune Affiliated Company, whether requiring payment of royalties or not. Each Biomune Affiliated Company has taken all reasonable measures to protect and preserve the security, confidentiality and value of its Intellectual Property Rights, including its trade secrets and other confidential information. Except as set forth in Schedule 2.14 hereof, all employees and consultants of each Biomune Affiliated Company involved in the design, review, evaluation or development of products or Intellectual Property Rights have executed a nondisclosure and assignment of inventions agreement. For purposes of this Agreement, "Intellectual Property Rights" shall mean all forms of intellectual property rights and protections that may be obtained including, without limitation, all right, title and interest in and to all foreign, federal, state and common law rights relating to: (i) patents, patent rights and all filed, pending or potential applications for patents or patent rights, including any reissue, reexamination, division, continuation or continuation-in-part applications now or hereafter filed;
(ii) trade secret rights and equivalent rights; (iii) copyrights, mask works and other literary property and authors' rights, whether or not protected by copyright or as a mask work; and (iv) trademarks, trade names, service marks, symbols, logos, brand names and other proprietary indicia.

      2.15  TITLE TO PROPERTIES; ENCUMBRANCES.

      (a) Each Biomune Affiliated Company owns, or has a valid leasehold interest in, or valid license for, all assets necessary for the conduct of its business as currently conducted. All tangible assets of each Biomune Affiliated Company are in a good state of maintenance and repair and adequate for use in the Biomune Affiliated Company's business to the extent of its current operations. The Biomune Affiliated Companies own no real property. Each Biomune Affiliated Company enjoys peaceful and undisturbed possession under all leases under which it is operating, and all such leases are valid and subsisting in full force and effect without any default of the Biomune Affiliated Company thereunder and, to the best of the Biomune Affiliated Company's Knowledge, without any default thereunder of any other party thereto. To the Knowledge of Biomune, no event has occurred and is continuing which, with due notice or lapse of time or both, would constitute a default or event of default by the Biomune Affiliated Company under any such lease or agreement or by any other party thereto. Each Biomune Affiliated Company's possession of such property has not been disturbed and no claim has been asserted against the Biomune Affiliated Company that is adverse to its rights in such leasehold interests.

      (b) Each Biomune Affiliated Company has good and marketable title to its properties and assets reflected on the Biomune Financial Reports or acquired by it since the date of the Biomune Financial Reports other than properties and assets disposed of in the ordinary course of business since the date of the Biomune Financial Reports, and all such properties and assets are free and clear of mortgages, pledges, security interests, liens, charges, claims, restrictions and other encumbrances, except for liens for current taxes not yet due and payable and minor imperfections of title, if any, not material in nature or amount and not materially detracting from the value or impairing the use of the property subject thereto or impairing the operations or proposed operations of the Biomune Affiliated Company.

      2.16 INVENTORY. Excluding return of product in the ordinary course of business, all inventory of the Biomune Affiliated Companies, whether or not reflected in the Biomune Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Biomune Balance Sheet or on the accounting records of the Biomune Affiliated Companies as of the Closing Date, as the case may be. All inventories not written off have been priced at cost. The quantities of each item of inventory (whether raw materials, work-in-progress, or finished goods) are not excessive, but are reasonable in the present circumstances of the Biomune Affiliated Companies.

      2.17 ACCOUNTS RECEIVABLE. Except as described in Schedule 2.17, all accounts and notes receivable and accrued interest receivable of the Biomune Affiliated Companies have arisen in the Ordinary Course of Business and the accounts receivable reserves reflected on the Biomune Balance Sheet are as of such date established in accordance with GAAP consistently applied.

      2.18 SUPPLIERS. No Major Supplier has during the last twelve months materially increased or, to the Knowledge of Biomune, threatened to materially increase its prices or materially decreased or limited or, to the Knowledge of the company, threatened to materially decrease or limit its provision of services or supplies to Biomune. During the last twelve months, there has been no termination, cancellation or limitation of, or any material change in, the business relationships of Biomune with any Major Supplier. Except for the potential sale of the Mountain Lift product line, to the Knowledge of Biomune, there will not be any such change in relations with any Major Supplier or the triggering of any right of termination, cancellation or penalty or other payment by or to any Major Supplier in connection with or as a result of the transactions contemplated by the Agreement that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

      2.19 PRODUCTS. There are no statements, citations or decisions by the FDA or any other Government Entity stating that any product manufactured, sold, rented, leased, designed, distributed or marketed at any time by any Biomune Affiliated Company ("Biomune Products") is defective or unsafe or fails to meet any standards promulgated by the FDA or such Government Entity. There is no (i) fact relating to any Biomune Product that, to the Knowledge of the Biomune Affiliated Companies, may impose upon any Biomune Affiliated Company a duty to recall or retrofit such Biomune Product or a duty to warn customers of a defect in such Biomune Product, (ii) latent or overt design, manufacturing or other defect in any Biomune Product that could, to the Knowledge of any Biomune Affiliated Company, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (iii) Liability for warranty claims or returns with respect to any Biomune Product that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

      2.20 ENVIRONMENTAL MATTERS. Biomune has no Knowledge of any claim and has not received any notice of any claim, and no proceeding has been instituted raising any claim against any Biomune Affiliated Company or any of its real properties now or formerly owned, leased or operated by it or other assets, alleging any damage to the environment or violation of any Environmental Laws. Biomune has no Knowledge of any facts that would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or affecting real properties now or formerly owned, leased or operated by any Biomune Affiliated Company or to other assets or their use, and no Biomune Affiliated Company has stored any Hazardous Materials on real properties now or, to the Knowledge of any Biomune Affiliated Company, formerly owned, leased or operated by it or has disposed of any Hazardous Materials in a manner contrary to any Environmental Laws.

      2.21  TAXES.

      (a) The term "taxes" as used herein means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs duties, or other taxes, fees, assessments or other charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, and the term "tax" means any one of the foregoing taxes. The term "returns" as used herein, means all returns, declarations, reports, statements and other documents required to be filed in respect of taxes, and "return" means any one of the foregoing returns. The term "Code" means the Internal Revenue Code of 1986, as amended. All citations to the Code, or to the Treasury Regulations promulgated thereunder, shall include any amendments or any substitute or successor provisions thereto.

      (b) Each Biomune Affiliated Company has filed all returns required to be filed in accordance with applicable laws with the appropriate Government Entity in all jurisdictions in which such returns are required to be filed. Each Biomune Affiliated Company has paid all taxes required to have been paid by it and adequate reserves have been established for all taxes accrued but not yet payable. No issues have been raised and are currently pending by any taxing authority in connection with any of the returns or taxes. No waivers of statutes of limitation with respect to any of the returns have been given by or requested from any Biomune Affiliated Company. All deficiencies asserted or assessments made as a result of any examinations have been fully paid, or are fully reflected as a Liability in the Financial Reports as being contested and a reserve therefor has been established and is fully reflected in the Financial Reports. There are no liens for taxes other than for current taxes not yet due and payable upon the assets of any Biomune Affiliated Company. All elections with respect to taxes affecting the Biomune Affiliated Companies as of the date hereof are set forth in the Financial Reports or are annexed hereto. After the date hereof, no election with respect to taxes will be made without the written consent of Donlar. The Biomune Affiliated Companies have not agreed to make, nor are they required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise. No Biomune Affiliated Company is a party to any agreement, Contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code. No Biomune Affiliated Company has and has not had a permanent establishment in any foreign country as defined in any applicable tax treaty or convention between the United States of America and such foreign country. Each Biomune Affiliated Company has satisfied all federal, state, local and foreign withholding tax requirements, including but not limited to income, social security and employment tax.

      (c) No Biomune Affiliated Company has ever filed: (i) an election pursuant to Section 1362 of the Code that an Biomune Affiliated Company be taxed as an S corporation; or (ii) a consent pursuant to Section 341(f) of the Code relating to collapsible corporations.

      2.22 INSURANCE. Each Biomune Affiliated Company carries insurance covering its properties and businesses customary for the type and scope of its properties and businesses, but in any event in the amounts sufficient to prevent the Biomune Affiliated Company from becoming a co-insurer.

      2.23 OTHER AGREEMENTS. Except as set forth in Schedule 2.23, to the Knowledge of the Biomune Affiliated Companies, no Biomune Affiliated Company is a party to or otherwise bound by any written, oral or implied Contract, or other restriction which individually or in the aggregate could Materially Adversely Affect the business, prospects, financial condition, operations, property or affairs of an Biomune Affiliated Company. Each Biomune Affiliated Company and, to the best of Biomune's Knowledge, each other party thereto, have in all material respects performed all the obligations required to be performed by them to date, have received no notice of default and are not in material default with due notice or lapse of time or both under any lease, agreement or Contract now in effect to which an Biomune Affiliated Company is a party or by which it or its property may be bound. No Biomune Affiliated Company has a present expectation or intention of not fully performing all its obligations under each such Contract, and no Biomune Affiliated Company has Knowledge of any breach or anticipated breach by the other party to any Contract to which the Biomune Affiliated Company is a party.

      2.24 LOANS AND ADVANCES. Except as set forth in Schedule 2.24, no Biomune Affiliated Company has any outstanding loans or advances to any Person or is obligated to make any such loans or advances, except, in each case, for advances to employees of the Biomune Affiliated Company in respect of reimbursable business expenses anticipated to be incurred by them in connection with their performance of services for the Biomune Affiliated Company.

      2.25 ASSUMPTIONS AND GUARANTIES OF INDEBTEDNESS. No Biomune Affiliated Company has assumed, guaranteed, endorsed or otherwise become directly or contingently liable on any indebtedness of any other Person including, without limitation, Liability by way of agreement, contingent or otherwise, to purchase, to provide funds for payment, to supply funds to or otherwise invest in the debtor, or otherwise to assure the creditor against loss.

      2.26 GOVERNMENTAL APPROVALS. No registration or filing with, or consent or approval of or other action by, any Government Entity is or will be necessary for the valid execution, delivery and performance by Biomune of this Agreement and the issuance, sale and delivery of the Acquired Shares other than filings pursuant to state securities laws and Regulation D under the Securities Act, all of which filings have been made, or shall be timely made, by Biomune in connection with the sale of the Acquired Shares.

      2.27 DISCLOSURE. Biomune has fully provided Donlar with all the information that Donlar has requested. To the Knowledge of Biomune, neither this Agreement and all Schedules and Exhibits hereto, nor any other written statements or certificates made or delivered herewith or therewith, contains any untrue statement of a material fact or omits to state a fact necessary to make the statements contained herein or therein not misleading. There is no fact within the Knowledge of Biomune or any of Biomune's executive officers which has not been disclosed herein or in writing by them to Donlar and which Materially Adversely Affects, or may be reasonably expected to Materially Adversely Affect the business, properties, assets or condition, financial or otherwise, of the Biomune Affiliated Company. Other than as stated in the Schedules, without limiting the foregoing, Biomune has no Knowledge or belief that there exists, or there is pending or planned, any patent, invention, device, application or principle or any Law, standard or condition which would Materially Adversely Affect the condition, financial or otherwise, or the operations or prospects of Biomune or any other Biomune Affiliated Company.

      2.28 OFFERING EXEMPTION. Subject to the accuracy of the representations and warranties of Donlar set forth under Article III of this Agreement, the offer and sale of the Acquired Shares is exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and under applicable state securities and "blue sky" laws.

      2.29 BROKERS. No broker, investment banker, finder, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Biomune.

      2.30  OFFICERS.

      (a) Set forth in Schedule 2.30 is a list of the names of the officers and key employees of Biomune and each other Biomune Affiliated Company (collectively, the "Key Employees") together with the title or job classification of each such person and the total compensation anticipated to be paid to each such person by Biomune or other Biomune Affiliated Company, as applicable, in the year 2000. Except as set forth on Schedule 2.30, none of such persons has an employment agreement or understanding, whether oral or written, with an Biomune Affiliated Company, which is not terminable on notice by such Biomune Affiliated Company without cost or other liability to any Biomune Affiliated Company.

      (b) To the Knowledge of the Biomune Affiliated Companies, no officer, employee or consultant of Biomune or any other Biomune Affiliated Company is now in violation of any term of any employment contract, patent disclosure agreement, proprietary information agreement, noncompetition agreement, nonsolicitation agreement, confidentiality agreement or any other similar contract or agreement or any restrictive covenant relating to the right of any such officer, employee or consultant to be employed or engaged by Biomune or any other Biomune Affiliated Company because of the nature of the business conducted or to be conducted by Biomune or any other Biomune Affiliated Company or relating to the use of trade secrets or proprietary information of others, and the continued employment or engagement of Biomune's and the other Biomune Affiliated Company's officers, employees or consultants does not subject Biomune or any other Biomune Affiliated Company or Donlar to any liability with respect to any of the foregoing matters.

      (c) No Key Employee of Biomune or any other Biomune Affiliated Company, whose termination, either individually or in the aggregate, could have a Material Adverse Effect on Biomune or any other Biomune Affiliated Company, has terminated his or her employment, or, to Biomune's Knowledge, has any present intention of terminating his or her employment with Biomune or any other Biomune Affiliated Company or has any health problems that could adversely affect his or her ability to continue performing his or her duties for Biomune or any other Biomune Affiliated Company.

      2.31 EMPLOYEES. Each Biomune Affiliated Company has complied with all applicable Laws relating to the employment of labor, including provisions relating to wages, hours, equal opportunity, collective bargaining and the payment of Social Security and other taxes, and with the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      2.32 TRANSACTIONS WITH AFFILIATES. Except as set forth in Schedule 2.32, no director, officer, employee or shareholder of Biomune or any other Biomune Affiliated Company or member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person or any member of the family of any such person, has a substantial interest or is an officer, director, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, is a party to any transaction with Biomune or any other Biomune Affiliated Company, including any loan, debt or Contract, agreement or other arrangement providing for the employment of, furnishing of services by, rental of real or personal property from or otherwise requiring payments to, any such person or firm, or has a pecuniary interest in any supplier or customer of Biomune or any other Biomune Affiliated Company or in any other business enterprise with which Biomune or any other Biomune Affiliated Company conducts business.

      2.33 U.S. REAL PROPERTY HOLDING CORPORATION. Biomune is not now and has never been a "United States real property holding corporation," as defined in Section 897(c) (2) of the Code and Section 1.897-2(b) of the regulations promulgated by the Internal Revenue Service.

      2.34 EMPLOYEES; BENEFIT PLANS. No Biomune Affiliated Company is a party to any collective bargaining agreement and is not a party to any pending or threatened labor dispute. There is no employee of Biomune or any other Biomune Affiliated Company whose employment is not terminable at will. Neither Biomune nor any other Affiliated Company has any employee benefit plans.

      2.35  CONTRACTS; NO DEFAULTS.

      (a)   No Biomune Affiliated Company has any Applicable Contract:

            (i) that involves performance of services or delivery of goods or materials by one or more Biomune Affiliated Companies of an amount or value in excess of $25,000;

            (ii) that involves performance of services or delivery of goods or materials to one or more Biomune Affiliated Companies of an amount or value in excess of $25,000;

            (iii) that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of one or more Biomune Affiliated Companies in excess of $10,000;

            (iv) that affects the Biomune Affiliated Company's ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $25,000 and with terms of less than one year);

            (v) that evidences a licensing agreement or other Applicable Contract with respect to patents, trademarks, copyrights, or other intellectual property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Rights;

            (vi) that evidences a collective bargaining agreement or other Applicable Contract to or with any labor union or other employee representative of a group of employees;

            (vii) that evidences a joint venture, partnership, and other Applicable Contract (however named) involving a sharing of profits, losses, costs, or liabilities by any Biomune Affiliated Company with any Person;

            (viii) that contains covenants that in any way purport to restrict the business activity of any Biomune Affiliated Company or any affiliate of an Biomune Affiliated Company or limit the freedom of any Biomune Affiliated Company or any affiliate of an Biomune Affiliated Company to engage in any line of business or to compete with any Person;

            (ix) that provides for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

            (x) that evidences a power of attorney that is currently effective and outstanding;

            (xi) that was entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by any Biomune Affiliated Company to be responsible for consequential damages;

            (xii)  that requires capital expenditures in excess of $10,000;

            (xiii) that evidences a written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by any Biomune Affiliated Company other than in the Ordinary Course of Business; and

            (xiv) that evidences an amendment, supplement or modification (whether oral or written) in respect of any of the foregoing.

      (b) To the Knowledge of the Biomune Affiliated Companies, no officer, director, agent, employee, consultant, or contractor of any Biomune Affiliated Company is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor to (A) engage in or continue any conduct, activity, or practice relating to the business of any Acquired Company, or (B) assign to any Biomune Affiliated Company or to any other Person any rights to any invention, improvement, or discovery.

      (c) Each Contract identified or required to be identified in Part 2.35(a) is in full force and effect and is valid and enforceable in accordance with its terms.

      (d)   Except as set forth in the Schedules to this Agreement:

            (i) each Biomune Affiliated Company is, and at all time since January 1, 1997 has been, in full compliance with all applicable terms and requirements of each Contract under which such Biomune Affiliated Company has or had any obligation or Liability or by which such Biomune Affiliated Company or any of the assets owned or used by such Biomune Affiliated Company is or was bound;

            (ii) each other Person that has or had any obligation or Liability under any Contract under which an Biomune Affiliated Company has or had any rights is, and at all times since January 1, 1997 has been, in full compliance with all applicable terms and requirements of such Contract;

            (iii) to the Knowledge of the Biomune Affiliated Companies, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give any Biomune Affiliated Company or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; and

            (iv) no Biomune Affiliated Company has given to or received from any other Person, at any time since January 1, 1997, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Contract.

      (e) There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to any Biomune Affiliated Company under current or completed Contracts with any Person and no such Person has made written demand for such renegotiation.

      (f) The Contracts relating to the sale, design, manufacture, or provision of the Biomune Products or services by the Biomune Affiliated Companies have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Law.

      2.36 YEAR 2000. Each Biomune Affiliated Company's computer system and software including all software and applications developed for or sold to any customer or client, and all other systems of Biomune are able to accurately process date data, including but not limited to, calculating, comparing and sequencing from, into and between the twentieth century through year 1999, the year 2000 and the twenty-first century, including leap year calculations. To the Knowledge of Biomune, it is not aware of any inability on the part of any service provider to any Biomune Affiliated Company to timely remedy such service provider's own deficiencies in respect of the year 2000 problem.

      2.37 COMPLIANCE WITH THE NASDAQ MARKET LISTING REQUIREMENTS. Biomune has fully disclosed to Donlar all communications with Nasdaq regarding its SmallCap Market listing since January 1, 2000.

      2.38 COMPENSATION OF KEY EMPLOYEES. Biomune has not increased or otherwise changed the compensation of, or paid any bonuses to, any Key Employee at any time during the period commencing 90 days prior to the date of this Agreement through the date of this Agreement.

                                 ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF DONLAR

      Subject in every respect to exceptions which may hereafter be disclosed on the Donlar Schedules, Donlar represents and warrants to Biomune that the statements contained in this Article III are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article
III), except as set forth in the disclosure Schedules described herein.

      3.1 ORGANIZATION OF DONLAR. Donlar is a corporation duly organized, validly existing, and in good standing under the laws of Illinois.

      3.2 AUTHORIZATION OF TRANSACTION. Donlar has the power and authority to execute and deliver this Agreement and, upon satisfaction of all relevant conditions in Article IV will HAVE power and authority to execute and deliver the Transaction Documents. This Agreement constitutes the valid and legally binding obligation of Donlar, enforceable in accordance with its terms and conditions.

      3.3 VALIDITY. This Agreement constitutes the legal, valid and binding obligation of Biomune, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditor's rights and general principles of equity and no representation is made regarding the effect of laws relating to competition or antitrust.

      3.4 NONCONTRAVENTION. Neither the execution and the delivery of the Transaction Documents nor the consummation of the transactions contemplated thereby (including the assignments referred to in Article I above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Donlar is subject, (ii) violate any provision of the articles of incorporation or bylaws of Donlar or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Donlar is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets), except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Security Interest has not been waived in writing or would not, individually or in the aggregate, (x) adversely affect the legality, validity or enforceability of any of the Transaction Documents or the transactions contemplated thereby, (y) have or result in a material adverse effect on the Acquired Assets or (z) adversely impair Donlar's ability to perform fully on a timely basis its obligations under any Transaction Document (any of (x), (y) or (z) a Material Adverse Effect). Assuming satisfaction of all relevant conditions in Article IV, Donlar does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments referred to in Article II above), except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a Material Adverse Effect.

      3.5 BROKERS' FEES. Donlar has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Biomune could become liable or obligated.

      3.6 TITLE TO TANGIBLE ASSETS. Donlar has good title to, or a valid leasehold interest in, the Acquired Assets. Effective upon the assumption by Biomune of the Assumed Liabilities and the transfer of certain liens in favor of Donlar creditors (the "Donlar Liens") to Biomune in connection with such assumption, Donlar will have at the Closing good, valid and indefeasible title to, or a valid leasehold interest in, the Acquired Assets, free and clear of the Donlar Liens.

      3.7   SUBSIDIARIES.  Donlar has no Subsidiaries.

      3.8 FINANCIAL STATEMENTS. Within 30 days of the date of this Agreement, Donlar will deliver to Biomune the following financial statements of Donlar (collectively the "Financial Statements"): (i) unaudited balance sheets and statements of income, changes in shareholders' equity, and cash flow as of and for the fiscal years ended December 31, 1999, 1998 and 1997 for Donlar; and (ii) unaudited balance sheets and statements of income, changes in shareholders' equity, and cash flow (the "Most Recent Financial Statements") as of and for any fiscal quarter completed after December 31, 1999, if any (the "Most Recent Fiscal Month End") for Donlar. The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and present fairly the financial condition of Donlar as of such dates and the results of operations of Donlar for such periods.

      3.9    MATERIAL LIABILITIES; MATERIAL ADVERSE EVENTS.

      (a) Donlar does not have any material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes), except for (i) liabilities set forth on the face of Donlar's Financial Statements (rather than in any notes thereto) and (ii) liabilities which have arisen after March 31, 2000 in the Ordinary Course of Business.

      (b) Since December 31, 1999, there has not been any material adverse change in the financial condition of Donlar taken as a whole. Without limiting the generality of the foregoing, since that date Donlar has not engaged in any practice, taken any action, or entered into any transaction outside the Ordinary Course of Business except for the acquisition of Donlar common stock pursuant to that certain Stock Purchase Agreement dated August 7, 2000 by and between Donlar and Biomune and the transactions contemplated by this Agreement.

      3.10 LEGAL COMPLIANCE. Donlar has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), except where the failure to comply, individually or in the aggregate would not have a Material Adverse Effect.

      3.11  TAX MATTERS.

            (a) Donlar has filed all tax returns that it was required to file, and has paid all taxes shown thereon as owing, except where the failure to file tax returns or to pay taxes would not have a Material Adverse Effect.

            (b) Prior to Closing, Donlar will make available to Biomune correct and complete copies of all federal tax returns, examination reports, and statements of deficiencies assessed against or agreed to by any of Donlar and its Subsidiaries since December 31, 1997.

            (c) Donlar has not waived any statute of limitations in respect of taxes or agreed to any extension of time with respect to any tax assessment or deficiency.

            (d) Donlar is not a party to any tax allocation or sharing agreement.

            (e) Donlar has not been a member of an Affiliated Group filing a consolidated federal tax return.

      3.12 REAL PROPERTY. The Donlar Schedules will list and describe briefly all real property leased or subleased to Donlar. Prior to Closing, Donlar will make available to Biomune correct and complete copies of the leases and subleases (as amended to date) listed in the Donlar Schedules. With respect to each lease and sublease listed in the Donlar Schedules, and except as otherwise disclosed therein:

            (i) the lease or sublease is legal, valid, binding, enforceable, and in full force and effect;

            (ii) the lease or sublease will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby;

            (iii) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

            (iv) no party to the lease or sublease has repudiated any provision thereof;

            (v) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or sublease;

            (vi) with respect to each sublease, the representations and warranties set forth in subsections (i) through (v) above are true and correct with respect to the underlying lease;

            (vii) Donlar has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold, except for term financing existing as of the date of this Agreement;

            (viii) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required in connection with the operation thereof and have been operated and maintained in accordance with applicable laws, rules, and regulations; and

            (ix) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

      3.13 INTELLECTUAL PROPERTY. The Donlar Schedules will identify all trademarks, patents, copyrights, each patent or registration which has been issued to Donlar with respect to any of its intellectual property and any other intellectual property owned by Donlar, identifies each pending patent application or application for registration which Donlar has made with respect to any of its intellectual property, and identifies each license, agreement, or other permission which Donlar has granted to any third party with respect to any of its intellectual property.

     3.14 CONTRACTS. The Donlar Schedules will list all written contracts and other written agreements to which Donlar is a party the performance of which will involve consideration in excess of $10,000. Prior to Closing, Donlar will make available to Biomune a correct and complete copy of each such contract or other agreement so listed (as amended to date).

      3.15 POWERS OF ATTORNEY. There are no outstanding powers of attorney executed on behalf of Donlar.

      3.16 LITIGATION. The Donlar Schedules will set forth each instance in which Donlar (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction, except where the injunction, judgment, order, decree, ruling, action, suit, proceeding, hearing, or investigation would not have a Material Adverse Effect.

      3.17 EMPLOYEES; EMPLOYEE BENEFITS. Each Donlar Affiliated Company has complied with all applicable Laws relating to the employment of labor, including provisions relating to wages, hours, equal opportunity, collective bargaining and the payment of Social Security and other taxes, and with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). No Donlar Affiliated Company is a party to any collective bargaining agreement and is not a party to any pending or threatened labor dispute. Except as set forth in the Donlar Schedules, there is no employee of Donlar or any other Donlar Affiliated Company whose employment is not terminable at will. Donlar's and the other Donlar Affiliated Company's only employee benefit plans are listed in the Donlar Schedules (the "Employee Benefit Plans"). With respect to the Employee Benefit Plans: (a) each Donlar Affiliated Company is, and always has been, in compliance in all material respects with the applicable provisions of ERISA and the Code and the regulations promulgated thereunder; (b) there has been no violation of ERISA's fiduciary obligations nor have there been any prohibited transactions; (c) there does not exist any Liability for any federal, state or local taxes nor does any Employee Benefit Plan have any unfunded Liability; and (d) all reports required to be filed with all Government Entities have been so filed.

      3.18 ENVIRONMENTAL, HEALTH, AND SAFETY MATTERS. Donlar has no Knowledge of any claim and has not received any notice of any claim, and no proceeding has been instituted raising any claim against any Donlar Affiliated Company or any of its real properties now or formerly owned, leased or operated by it or other assets, alleging any damage to the environment or violation of any Environmental Laws. Except as set forth in the Donlar Schedules, (i) Donlar has no Knowledge of any facts that would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or affecting real properties now or formerly owned, leased or operated by any Donlar Affiliated Company or to other assets or their use, and (ii) no Donlar Affiliated Company has stored any Hazardous Materials on real properties now or, to the Knowledge of any Donlar Affiliated Company, formerly owned, leased or operated by it or has disposed of any Hazardous Materials in a manner contrary to any Environmental Laws.

      3.19 CERTAIN BUSINESS RELATIONSHIPS WITH DONLAR SHAREHOLDERS. Donlar has not been involved in any material business arrangement or relationship with any Donlar shareholders within the past 12 months, and none of Donlar's shareholders or their Affiliates owns any material asset, tangible or intangible, which is used in the business of Donlar.

      3.20 DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES. Except as expressly set forth in this Article III, Donlar makes no representation or warranty, express or implied, at law or in equity, in respect of any of its assets (including, without limitation, the Acquired Assets), liabilities or operations, including, without limitation, with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed. Biomune hereby acknowledges and agrees that, except to the extent specifically set forth in this
Article III, Biomune is purchasing the Acquired Assets on an "AS-IS, WHERE-IS" basis. Without limiting the generality of the foregoing, Donlar makes no representation or warranty regarding any assets other than the Acquired Assets or any liabilities other than the Assumed Liabilities, and none shall be implied at law or in equity.

      3.21 INVESTOR STATUS. Donlar is an "accredited investor" within the meaning of Rule 501 under the Securities Act.

      3.22 SOPHISTICATION. Donlar has sufficient Knowledge and experience in investing in companies similar to Biomune in terms of Biomune's stage of development so as to be able to evaluate the risks and merits of its investment in Biomune and it is able financially to bear the risks thereof, and it has been afforded the opportunity during the course of negotiating the transactions contemplated by this Agreement to ask questions of, and to secure such information from, the Donlar Affiliated Companies and their officers and directors as it deems necessary to evaluate the merits of entering into such transactions. All such questions have been answered satisfactorily and Donlar or its counsel have received and reviewed the due diligence materials delivered to it/them by the Donlar Affiliated Companies;

      3.23 RESTRICTIONS ON RESALE OF ACQUIRED SHARES. Donlar understands that the Acquired Shares have not been registered under the Securities Act and are restricted shares. Donlar understands that no shares can be sold unless they are first registered under the Securities Act or unless an exemption from such registration is available;

      3.24 INVESTMENT INTENT. Donlar is acquiring the Acquired Shares for its own account for investment only, and not as a nominee and not with a view towards distribution of any part thereof, and that Donlar has no present intention of selling, granting any participation in, or otherwise distributing the same;

      3.25 EXEMPTION FROM REGISTRATION. Donlar understands that the Acquired Shares has not been registered under the Securities Act. Donlar also understands that the Acquired Shares is being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Donlar's representations contained in the Agreement;


                                 ARTICLE IV
                CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

      4.1 CONDITIONS TO THE OBLIGATIONS OF DONLAR. The obligation of Donlar to purchase and pay for the Acquired Shares and sell and transfer the Acquired Assets and assign the Assumed Liabilities on the Closing Date is, at its option, subject to the satisfaction or waiver by Donlar, on or before the Closing Date, of the following conditions:

      (a) OPINION OF BIOMUNE'S COUNSEL. Donlar shall have received from Durham Jones & Pinegar, counsel for Biomune, an opinion dated the Closing Date in form and substance reasonably satisfactory to Donlar.

      (b) REPRESENTATIONS AND WARRANTIES OF BIOMUNE TO BE TRUE AND CORRECT. The representations and warranties contained in Article II shall be true, complete and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and the President and Treasurer of Biomune shall have certified to Donlar in writing to such effect.

      (c) PERFORMANCE. Biomune shall have performed and complied with all agreements contained herein required to be performed or complied with by it prior to or at the Closing Date, and the President and Treasurer of Biomune shall have certified to Donlar in writing to such effect and to the further effect that all of the conditions set forth in this Section 4.1 have been satisfied.

      (d) DUE DILIGENCE. Donlar shall have completed its due diligence investigation of Biomune and shall be satisfied in its sole discretion in all respects with the findings thereof.

      (e) PROCEEDINGS TO BE SATISFACTORY. All corporate and other proceedings to be taken by Biomune in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in form and substance to Donlar and its counsel, and Donlar and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they reasonably may request.

      (f) PURCHASE BY DONLAR. Subject to the conveyance of the Acquired Assets and Assumed Liabilities to Biomune for the Acquired Shares on the Closing Date, Biomune shall have delivered a stock certificate or certificates representing the Acquired Shares.

      (g) SUPPORTING DOCUMENTS. Donlar and its counsel shall have received copies of the following documents:

            (i) (A) a certificate of the Secretary of State of Nevada dated as of a recent date as to the due incorporation and good standing of Biomune; and (B) a certificate of the Secretary of State of Utah as to the good standing of Biomune with the State of Utah.

            (ii) a certificate of the Secretary or an Assistant Secretary of Biomune dated the Closing Date and certifying: (A) that attached thereto is a true and complete copy of the Bylaws of Biomune as in effect on the date of such certification; (B) that attached thereto is a true and complete copy of all resolutions adopted by the Board of Directors or the shareholders of Biomune authorizing the execution, delivery and performance of this Agreement, the issuance, sale and delivery of the Acquired Shares and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated by this Agreement; (C) that Biomune's Articles of Incorporation have not been amended since the date of the last amendment referred to in the certificate delivered pursuant to clause (i)(A) above; and (D) to the incumbency and specimen signature of each officer of Biomune executing this Agreement, and any of the stock certificates representing the Acquired Shares and any certificate or instrument furnished pursuant hereto and a certification by another officer of Biomune as to the incumbency and signature of the officer signing the certificate referred to in this clause (ii); and

            (iii) such additional supporting documents and other information with respect to the operations and affairs of Biomune as Donlar or its counsel reasonably may request.

      (h) PREEMPTIVE RIGHTS; TERMINATION OF SHAREHOLDER AGREEMENTS. All shareholders of Biomune having any preemptive, first refusal or other rights with respect to the issuance of the Acquired Shares shall have irrevocably waived the same in writing. All shareholder agreements, voting agreements, registration rights agreements and similar agreements relating to the capital stock of Biomune shall have been terminated by all parties to such agreements.

      (i) OTHER WAIVERS AND CONSENTS. Biomune shall have obtained all other necessary waivers or consents to the execution of this Agreement and the related agreements.

      (j) STOCKHOLDER APPROVALS. As required by applicable Law, this Agreement shall have been approved and adopted by the requisite vote of the shareholders of Biomune and Donlar and the issuance of the Acquired Shares pursuant to this Agreement shall have been approved by the requisite vote of the shareholders of Biomune.

      (k) LICENSE AGREEMENT. Biomune and Donlar shall have entered into a mutually acceptable exclusive License Agreement (the "License Agreement") whereby Donlar shall license the Trade Rights to Biomune, which License Agreement shall provide, among other things, for payment of a two percent (2%) license fee on all sales revenues for products deriving in any way from the Trade Rights, which License Agreement shall continue until the latest expiration of any patent comprised within the Trade Rights.

      (l) REVERSE STOCK SPLIT. Biomune shall have effected a twenty-five to one (25 : 1) reverse stock split of all Common Stock.

      4.2 CONDITIONS TO THE OBLIGATIONS OF BIOMUNE. The obligation of Biomune to issue the Acquired Shares and purchase the Acquired Assets and Assumed Liabilities on the Closing Date is, at its option, subject to the satisfaction or waiver by Biomune, on or before the Closing Date, of the following conditions:

      (a) OPINION OF DONLAR'S COUNSEL. Biomune shall have received from Duane, Morris & Heckscher, counsel for Donlar, an opinion dated the Closing Date in form and substance reasonably satisfactory to Biomune.

      (b) REPRESENTATIONS AND WARRANTIES OF DONLAR TO BE TRUE AND CORRECT. The representations and warranties of Donlar contained in Article III shall be true, complete and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and the President and Treasurer of Donlar shall have certified to Biomune in writing to such effect.

      (c) PERFORMANCE. Donlar shall have performed and complied with all agreements contained herein required to be performed or complied with by it prior to or at the Closing Date, and the President and Treasurer of Donlar shall have certified to Biomune in writing to such effect and to the further effect that all of the conditions set forth in this Section 4.2 have been satisfied.

      (d) DUE DILIGENCE. Biomune shall have completed its due diligence investigation of Donlar and shall be satisfied in its sole discretion in all respects with the findings thereof.

      (e) PROCEEDINGS TO BE SATISFACTORY. All corporate and other proceedings to be taken by Donlar in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in form and substance to Biomune, and Biomune and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they reasonably may request.

      (f) CONVEYANCE OF THE ACQUIRED ASSETS. Donlar shall have conveyed the Acquired Assets to Biomune on the Closing Date.

      (g) OPINIONS OF FINANCIAL ADVISORS. Biomune shall have received an opinion from independent financial advisors to be retained by Biomune which advisors shall be reasonably acceptable to Donlar on or prior to the Closing Date to the effect that, as of the date of such opinion, the exchange of the Acquired Shares for the Acquired Assets and Assumed Liabilities is fair to the shareholders of Biomune from a financial point of view. If such opinion determines that a lower number of Acquired Shares than those contemplated by Section 1.4(b) would be fair to the Biomune shareholders, then Donlar may, at its option and in its sole discretion,
(i) accept such lower number (which shall then be the Acquired Shares for purposes of this Agreement) in which event the condition of this Section 4.2(g) shall be deemed satisfied or (ii) terminate this Agreement pursuant to Section 7.1(d)

      (h) STOCKHOLDER APPROVALS. As required by applicable law, this Agreement shall have been approved and adopted by the requisite vote of the shareholders of Biomune and Donlar and the issuance of the Acquired Shares pursuant to this Agreement shall have been approved by the requisite vote of the shareholders of Biomune.

      (i) NO ADVERSE ACTION. There shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement.

      (j) CERTIFICATE OF DONLAR. Donlar shall have delivered to Biomune a certificate to the effect that each of the conditions specified above in Sections 4.2(a) through (i) is satisfied in all respects;

      (k) FINAL INSPECTION OF ACQUIRED ASSETS. Biomune or its representatives shall have been afforded an opportunity, within forty-eight
(48) hours prior to Closing, to conduct an on-site inspection of the Acquired Assets and based on such inspection or otherwise shall have reasonably determined that the Acquired Assets shall be acceptable to Biomune.

      (l) LICENSE AGREEMENT. Biomune and Donlar shall have entered into the License Agreement.

      (m) PAYMENT OF PROMISSORY NOTE. Donlar will have repaid any amounts owing to Biomune under the Promissory Note or any other instrument of indebtedness owed by Donlar to Biomune.


                                  ARTICLE V
                            COVENANTS OF BIOMUNE

      Biomune covenants and agrees that, unless Donlar otherwise agrees in writing, from the date of this Agreement until the Closing:

      5.1 FINANCIAL STATEMENTS, REPORTS, ETC. Biomune shall maintain proper books of accounts and records and shall deliver to Donlar:

      (a) as soon as available and in any event within 90 days after the end of each fiscal year of Biomune, a copy of the annual audit report for such year for Biomune including therein a balance sheet of Biomune as of the end of such fiscal year and the statements of income, retained earnings and of changes in financial position of Biomune for such fiscal year, prepared in accordance with GAAP by a firm of independent public accountants selected by Donlar and accompanied by an opinion of the accounting firm;

      (b) as soon as available and in any event within 45 days after the end of each fiscal quarter in each fiscal year of Biomune a balance sheet of Biomune and the statements of income and retained earnings as of the end of such quarter, and of changes in financial position of Biomune for such quarter and for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, unaudited but prepared in accordance with GAAP subject to year-end adjustments and as otherwise permitted by Form 10-QSB of the SEC and certified by the Chief Executive Officer or Chief Financial Officer of Biomune, in each case with comparative statements for the corresponding period in the prior fiscal year;

      (c) promptly following receipt by Biomune, each audit response letter, accountant's management letter and other written report submitted to Biomune by its independent public accountants in connection with an annual or interim audit of the books of Biomune;

      (d) promptly after the commencement thereof, notice of all actions, suits, claims, proceedings, investigations and inquiries of the type described in Section 2.12 that could Materially Adverse Affect Biomune;

      (e) promptly upon sending, making available or filing the same, all press releases, reports and financial statements that Biomune sends or makes available to its shareholders generally; and

      (f) promptly, from time to time, such other information regarding the business, prospects, financial condition, operations, property or affairs of Biomune as Donlar reasonably may request.

      5.2 NO ISSUANCE OF SHARES; RIGHT OF FIRST OFFER. Biomune shall not issue any of its securities other than debt securities with no equity feature without Donlar's prior written consent. In the event Donlar so consents to any issuance of securities by Biomune, Biomune shall, prior to any issuance by Biomune of any of its securities other than debt securities with no equity feature, offer to Donlar by written notice the right, for a period of 30 days, to purchase Donlar's pro rata portion of such securities (as defined below) for cash at an amount equal to the price or other consideration for which such securities are to be issued; provided, however, that the first offer rights of Donlar pursuant to this Section 5.2 shall not apply to securities issued: (a) upon conversion of any of the Preferred Shares; (b) as a stock dividend or upon any subdivision of shares of Common Stock, provided that the securities issued pursuant to such stock dividend or subdivision are limited to additional shares of Common Stock;
(c) pursuant to subscriptions, warrants, options, convertible securities, or other rights that are listed in Schedule 2.7 as being outstanding on the Closing Date; (d) solely in consideration for the acquisition, whether by merger or otherwise, by Biomune of all or substantially all of the stock or assets of any other entity where such acquisition was approved by Donlar;
(e) pursuant to an underwritten public offering; or (f) pursuant to the exercise of options to purchase Common Stock granted to employees, directors or consultants of Biomune, not to exceed in the aggregate 262,580 shares, appropriately adjusted to reflect stock splits, stock dividends, combinations of shares and the like with respect to the Common Stock, less the number of shares as so adjusted issued pursuant to options outstanding on the date of this Agreement and listed in Schedule 2.7 pursuant to clause
(c) above (the shares exempted by this clause (f) being hereinafter referred to as the "Reserved Employee Shares"). For purposes of this
Section 5.2, Donlar's pro rata portion shall be an amount equal to the total number of securities to be offered by Biomune multiplied by a fraction, the numerator of which is the number of shares of Common Stock held by Donlar and the denominator of which is the sum of the total number of shares of Common Stock that are issued and outstanding. Biomune's written notice to Donlar shall describe the securities proposed to be issued by Biomune and shall specify the number, price and payment terms. Donlar may accept Biomune's offer as to the full number of securities offered to it or any lesser number, by written notice thereof given by it to Biomune prior to the expiration of the aforesaid 30-day period, in which event Biomune shall promptly sell and Donlar shall buy, upon the terms specified, the number of securities agreed to be purchased by Donlar. Biomune shall be free at any time prior to 60 days after the expiration of such 30-day period, to offer and sell to any third party or parties the number of such securities not agreed by Donlar to be purchased by it, at a price and on payment terms no less favorable to Biomune than those specified in such notice of offer to Donlar. However, if such third party sale or sales are not consummated within such 60-day period, Biomune shall not sell such securities as shall not have been purchased within such period without again complying with this Section 5.2.

      5.3 CORPORATE EXISTENCE. Biomune shall maintain, and shall cause each other Biomune Affiliated Company to maintain, its corporate existence and all of its rights and licenses necessary to maintain its business in full force and effect.

      5.4 PROPERTIES, BUSINESS, INSURANCE. Biomune shall maintain, and shall cause each other Biomune Affiliated Company to maintain, as to its properties and business, with financially sound and reputable insurers, insurance against such casualties and contingencies and of such types and in such amounts as is consistent with its Ordinary Course of Business; provided, however, that Biomune may acquire and/or divest itself of the Mountain Lift product line or rights and properties associated with that product line and Biomune may sell shares of Purizer Corporation owned by Biomune as of the date of this Agreement without limitation and without further consent or action by Donlar.

      5.5 INSPECTION, CONSULTATION AND ADVICE. Biomune shall permit, and shall cause each other Biomune Affiliated Company to permit, Donlar and its representatives, upon reasonable advance notice to Biomune, to visit and inspect any of the properties of the Biomune Affiliated Companies, examine their books and records and take copies and extracts therefrom, discuss the affairs, finances and accounts of the Biomune Affiliated Companies with their officers, employees and public accountants and Biomune hereby authorizes, and shall cause each other Biomune Affiliated Company to authorize, said accountants to discuss with Donlar and such designees such affairs, finances and accounts, and consult with and advise the management of Biomune and each other Biomune Affiliated Company as to its affairs, finances and accounts, all at reasonable times and upon reasonable notice.

      5.6 RESTRICTIVE AGREEMENTS PROHIBITED. No Biomune Affiliated Company shall become a party to any agreement that by its terms restricts Biomune's performance of this Agreement or Biomune's Articles of Incorporation.

      5.7 TRANSACTIONS WITH AFFILIATES. Except as set forth in Schedule 5.7, or as otherwise approved by the Board of Directors of Biomune after the Closing Date, Biomune shall not enter into any transaction with any director, officer, employee or holder of more than 5% of the outstanding capital stock of any class or series of capital stock of Biomune, member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person, or member of the family of any such person, is a director, officer, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, except for transactions on customary terms related to such person's employment.

      5.8 COMPENSATION. Biomune, through its President, may pay, accrue or otherwise provide compensation and bonuses to any employee in any amounts that he or she deems reasonable; provided, however, that Biomune shall not, without Donlar's prior written consent, after recommendation by the President: (a) award or grant any options to Key Employees for the purchase of Common Stock or Preferred Stock or award, grant, issue or sell any Common Stock or Preferred Stock to any Key Employees; (b) increase the base salary paid, accrued or otherwise provided to any of the Key Employees in or with respect of any fiscal year by an amount in excess of 10% of such base salary in or with respect of the prior fiscal year, provided that no such increase may be effected until after the first anniversary of the Closing Date; or (c) pay bonuses to Key Employees for any fiscal year.

      5.9 BYLAWS. Biomune shall at all times cause its Bylaws to provide that unless otherwise required by the laws of the state of its incorporation, (a) any one director and (b) any holder or holders of at least 19.9% of the outstanding shares of Common Stock, shall have the right to call a meeting, respectively, of the Board of Directors or shareholders.

Biomune shall at all times maintain provisions in its Bylaws and Articles of Incorporation indemnifying all directors against Liability and absolving all directors from Liability to Biomune and its shareholders to the maximum extent permitted under the laws of the state of its incorporation. Biomune's Bylaws shall provide that at least one of the directors designated solely by a holder of at least 19.9% of the outstanding shares of Common Stock will be a member of any committee created by the Board of Directors.

      5.10 GRANTING OF OPTIONS. Biomune shall not grant to any of its officers, employees or consultants options to purchase Common Stock or any security convertible into Common Stock or change the pricing or other terms of any outstanding options without Donlar's prior written consent.

      5.11 COMPLIANCE WITH LAWS. Biomune shall comply, and shall cause each other Biomune Affiliated Company to comply, with all applicable Laws, noncompliance with which could Materially Adversely Affect an Biomune Affiliated Company's business or condition, financial or otherwise.

      5.12 CHANGE IN NATURE OF BUSINESS. Biomune shall not, and shall cause each other Biomune Affiliated Company not to, make any material change in the nature of its business to something unrelated to that conducted on the Closing Date, except as approved by Donlar.

      5.13 TAX PAYMENTS. Biomune shall, and shall cause each other Biomune Affiliated Company to, prepare and timely file all tax returns required to be filed by it, and Biomune shall, and shall cause each other Biomune Affiliated Company to, timely pay any taxes and estimated taxes, including additions to tax, interest and penalties, required to be paid by Biomune after the date hereof. All transfer, excise or other taxes payable to any jurisdiction in the United States and outside the United States by reason of the sale and transfer of the Acquired Shares pursuant to this Agreement shall be paid or provided for by Biomune. All federal and state income tax returns of the Biomune Affiliated Companies for any period shall be prepared and signed by a nationally recognized accounting firm. The preparation of such returns shall be at an Biomune Affiliated Company's expense.

      5.14 MATERIAL CHANGES AND LITIGATION. Biomune shall use reasonable efforts to promptly notify of Donlar of any material adverse change in the business, properties, assets or condition of any Biomune Affiliated Company, financial or otherwise, as distinguished from general information about the biopharmaceutical and nutraceutical industries or general market and economic conditions and of any litigation or governmental proceeding or investigation pending or, to the Knowledge of Biomune, threatened against any Biomune Affiliated Company, or against any officer, director, Key Employee or principal shareholder, which, if adversely determined, would Materially Adversely Affect an Biomune Affiliated Company's present or then contemplated business, properties, assets or condition, financial or otherwise.

      5.15 NEW DEVELOPMENTS. Biomune shall cause, and shall cause each other Biomune Affiliated Company to cause, all technological developments, patentable or unpatentable inventions, discoveries or improvements by any Biomune Affiliated Company's employees or consultants to be documented in accordance with industry practice and, where possible and appropriate, to file and prosecute, on a timely basis, United States and foreign patent, copyright, trademark, mask work or other Intellectual Property Rights applications relating to and protecting the Biomune Affiliated Company's inventions, discoveries or developments on behalf of the Biomune Affiliated Company.

      5.16 ASSETS. Except for the sale of the Mountain Lift product line and sales of Purizer Corporation common stock, in either case only if the sale proceeds are used for satisfaction of outstanding accounts payable owed to independent third parties, Biomune shall not, and shall cause each other Biomune Affiliated Company not to, sell (other than sales of inventory in the Ordinary Course of Business), lease, or otherwise dispose of any asset or property, including Intellectual Property Rights, of any Biomune Affiliated Company or mortgage, pledge or permit the imposition of any lien or other encumbrance on any asset or property, including Intellectual Property Rights, of any Biomune Affiliated Company.

      5.17 NO NEGOTIATION. Biomune shall not, and shall cause each other Biomune Affiliated Company not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Donlar) relating to any transaction involving the sale of the business or assets (other than the sale of the Mountain Life product line and sales of inventory in the Ordinary Course of Business) of any Biomune Affiliated Company, or any of the capital stock of any Biomune Affiliated Company, or any merger, consolidation, business combination, or similar transaction involving any Biomune Affiliated Company. Nothing contained in this
Section 5.17 shall prohibit the Board of Directors of Biomune from furnishing information to, or entering into discussions or negotiations with, any Person that makes an unsolicited bona fide proposal to acquire an Biomune Affiliated Company pursuant to a merger, consolidation, business combination, or similar transaction, if, and only to the extent that, (a) the Board of Directors of Biomune, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is required for the Board of Directors of Biomune to comply with its fiduciary duties to shareholders imposed by law, (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person, Biomune provides written notice to Donlar to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person, and (c) Biomune keeps Donlar informed, on a current basis, of the status and details of any such discussions or negotiations.

      5.18 SHAREHOLDER MEETING. Biomune shall call and hold a meeting of its shareholders (the "Shareholders' Meeting"), as promptly as practicable after the date of this Agreement for the purpose of voting on the adoption of this Agreement. Biomune shall use its best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement, and shall take all other action necessary or advisable to secure the vote(s) of its shareholders required by Nevada Law as applicable to obtain such adoption, provided, however, that Biomune shall not be obligated to solicit proxies in favor of the adoption of this Agreement at the Shareholders' Meeting to the extent that Biomune's Board of Directors determines in good that such failure to solicit proxies is required in order to comply with its fiduciary duties under applicable Law after receiving advice to such effect from independent legal counsel.

      5.19 APPROPRIATE ACTION; CONSENTS; FILINGS. Biomune shall use its best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by this Agreement; (ii) obtain all consents, licenses, permits, waivers, approvals, authorizations or orders required under Law (including, without limitation, all foreign and domestic (federal, state and local) governmental and regulatory rulings and approvals of parties to Contracts) in connection with the authorization, execution and delivery of this Agreement and the consummation by Biomune of the transactions contemplated hereby; and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under (A) the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, and any other applicable federal or state securities laws; and (B) any other applicable Law.

      5.20  INDEMNIFICATION.

      (a) In addition to all rights and remedies available to Donlar at law or in equity, Biomune shall indemnify, defend and hold harmless Donlar and any parent, subsidiary, associate, affiliate, partner, shareholder, director, officer, employee or agent of Donlar (all of the foregoing are collectively referred to as the "Indemnified Parties") from and against and pay on behalf of or reimburse such party as and when incurred all losses, including, without limitation, diminutions in value, Liabilities, demands, claims, actions or causes of action, costs, damages, judgments, debts, settlements, assessments, deficiencies, taxes, penalties, fines or expenses, whether or not arising out of any claims by or on behalf of any third party, including interest, penalties, reasonable attorneys' fees and expenses and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (collectively, "Losses") which any such party may suffer, sustain or become subject to, as a result of, in connection with, or relating to or by virtue of:

            (i) any material misrepresentations or material breach of warranty on the part of Biomune under Article II;

            (ii) any material misrepresentation in or material omission from any of the representations or warranties contained in any certificate, document or instrument or the Schedules delivered to Donlar by or on behalf of Biomune in connection herewith;

            (iii) any material nonfulfillment or breach of any covenant or agreement on the part of Biomune under this Agreement or under any certificate, document or instrument delivered in connection therewith; or

            (iv) any action, demand, proceeding, investigation or claim by any third party, including, without limitation, Government Entities against or affecting an Biomune Affiliated Company or any of their affiliates which, if successful, would give rise to or evidence the existence of or relate to a material breach of (A) any of the material representations or warranties at the time made or (B) the covenants of Biomune.

      (b) All indemnification rights hereunder shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder indefinitely, regardless of any investigation, inquiry or examination made for or on behalf of, or any Knowledge of, Donlar and/or any of the other Indemnified Parties or the acceptance by Donlar of any certificate or opinion.

      (c)   If for any reason the indemnity provided for in this Section
5.20 is unavailable to any Indemnified Party or is insufficient to hold each such Indemnified Party harmless from all such Losses arising with respect to the transactions contemplated hereunder, then Biomune and the Indemnified Party shall each contribute to the amount paid or payable by such Loss in such proportion as is appropriate to reflect not only the relative benefits received by Biomune on the one hand, and such Indemnified Party on the other, but also the relative fault of Biomune on the one hand, and the Indemnified Party on the other, as well as any relevant equitable considerations. In addition, Biomune agrees to reimburse any Indemnified Party upon demand for all reasonable expenses, including legal counsel fees, incurred by such Indemnified Party or any such other person in connection with investigating, preparing or defending any such action or claim. The indemnity, contribution and expense reimbursement obligations that Biomune has under this Section 5.20 shall be in addition to any liability that Biomune may otherwise have. Biomune further agrees that the indemnification and reimbursement commitments set forth in this Agreement shall apply whether or not the Indemnified Party is a formal party to any such lawsuits, claims or other proceedings.

      (d) Any indemnification of either Donlar or any other Indemnified Party by Biomune pursuant to this Section 5.20 shall be effected by wire transfer of immediately available funds from Biomune to an account designated by Donlar or such other Indemnified Party within 15 days after the determination thereof.

      5.21 NO INCURRENCE OF DEBT. Biomune shall not, and shall cause each other Biomune Affiliated Company not to, other than in the Ordinary Course of Business, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

      5.22 CONFIDENTIALITY. Biomune shall, and shall cause each other Biomune Affiliated Company to, maintain in confidence, and cause their respective directors, officers, employees, agents and advisors to maintain in confidence, any written, oral or other information obtained in confidence from Donlar in connection with this Agreement or the contemplated transactions. If this Agreement is terminated, Biomune shall return or destroy as much of such written information as Donlar may reasonably request.


                                 ARTICLE VI
                             COVENANTS OF DONLAR

      Donlar covenants and agrees that, unless Biomune otherwise agrees in writing, from the date of this Agreement until the Closing:

      6.1 OPERATION OF BUSINESS. From and after the date of this Agreement and until the Closing Date, Donlar will conduct its business in a reasonable and prudent manner in accordance with past practices, and will use its best efforts to preserve its existing business and relationships with its employees, customers, suppliers, and others, to preserve and protect its properties, and to conduct its business in compliance with all applicable laws and regulations. During that period, Donlar will not make any material divestitures of assets (other than inventory sold in the normal and Ordinary Course of Business as presently conducted), and will not encumber any of the Acquired Assets, or any other assets, rights, or interests which are subject to this Agreement. Donlar will not otherwise engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business.

      6.2 FULL ACCESS. Donlar will permit representatives of Biomune to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Donlar, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to Donlar.

      6.3 EXCLUSIVITY. Donlar will not solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or substantially all of the capital stock or assets of Donlar (including any acquisition structured as a merger, consolidation, or share exchange).

      6.4 SHAREHOLDER MEETING. Donlar shall call and hold a meeting of its shareholders (the "Donlar Shareholders' Meeting"), as promptly as practicable after the date of this Agreement for the purpose of voting on the adoption of this Agreement. Donlar shall use its best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement, and shall take all other action necessary or advisable to secure the votes of its shareholders required by Illinois law as applicable to obtain such adoption, provided, however, that Donlar shall not be obligated to solicit proxies in favor of the adoption of this Agreement at the Donlar Shareholders' Meeting to the extent that Donlar's Board of Directors determines in good that such failure to solicit proxies is required in order to comply with its fiduciary duties under applicable Law after receiving advice to such effect from independent legal counsel.

      6.5 APPROPRIATE ACTION; CONSENTS; FILINGS. Donlar shall use its best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by this Agreement; (ii) obtain all consents, licenses, permits, waivers, approvals, authorizations or orders required under Law (including, without limitation, all foreign and domestic (federal, state and local) governmental and regulatory rulings and approvals of parties to Contracts) in connection with the authorization, execution and delivery of this Agreement and the consummation by Donlar of the transactions contemplated hereby; and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under (A) the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, and any other applicable federal or state securities laws; and (B) any other applicable Law.

      6.6   INDEMNIFICATION.

      (a) In addition to all rights and remedies available to Biomune at law or in equity, Donlar shall indemnify, defend and hold harmless Biomune and any parent, Subsidiary, associate, Affiliate, partner, shareholder, director, officer, employee or agent of Biomune (all of the foregoing are collectively referred to as the "Biomune Indemnified Parties") from and against and pay on behalf of or reimburse such party as and when incurred all losses, including, without limitation, diminutions in value, Liabilities, demands, claims, actions or causes of action, costs, damages, judgments, debts, settlements, assessments, deficiencies, taxes, penalties, fines or expenses, whether or not arising out of any claims by or on behalf of any third party, including interest, penalties, reasonable attorneys' fees and expenses and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (collectively, "Biomune Losses") which any such party may suffer, sustain or become subject to, as a result of, in connection with, or relating to or by virtue of:

            (i) any material misrepresentations or material breach of warranty on the part of Donlar under Article III;

            (ii) any material misrepresentation in or material omission from any of the representations or warranties contained in any certificate, document or instrument or the Schedules delivered to Biomune by or on behalf of Donlar in connection herewith;

            (iii) any material nonfulfillment or breach of any covenant or agreement on the part of Donlar under this Agreement or under any certificate, document or instrument delivered in connection therewith; or

            (iv) any action, demand, proceeding, investigation or claim by any third party, including, without limitation, Government Entities against or affecting an Donlar Affiliated Company or any of their affiliates which, if successful, would give rise to or evidence the existence of or relate to a material breach of (A) any of the material representations or warranties at the time made or (B) the covenants of Donlar.

      (b) All indemnification rights hereunder shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder indefinitely, regardless of any investigation, inquiry or examination made for or on behalf of, or any Knowledge of, Biomune and/or any of the other Biomune Indemnified Parties or the acceptance by Biomune of any certificate or opinion.

      (c)   If for any reason the indemnity provided for in this Section
6.6 is unavailable to any Biomune Indemnified Party or is insufficient to hold each such Biomune Indemnified Party harmless from all such Biomune Losses arising with respect to the transactions contemplated hereunder, then Donlar and the Biomune Indemnified Party shall each contribute to the amount paid or payable by such Biomune Loss in such proportion as is appropriate to reflect not only the relative benefits received by Donlar on the one hand, and such Biomune Indemnified Party on the other, but also the relative fault of Donlar on the one hand, and the Biomune Party on the other, as well as any relevant equitable considerations. In addition, Donlar agrees to reimburse any Biomune Party upon demand for all reasonable expenses, including legal counsel fees, incurred by such Biomune Indemnified Party or any such other person in connection with investigating, preparing or defending any such action or claim. The indemnity, contribution and expense reimbursement obligations that Donlar has under this Section 6.6 shall be in addition to any liability that Donlar may otherwise have. Donlar further agrees that the indemnification and reimbursement commitments set forth in this Agreement shall apply whether or not the Biomune Indemnified Party is a formal party to any such lawsuits, claims or other proceedings.

      (d) Any indemnification of either Biomune or any other Biomune Indemnified Party by Donlar pursuant to this Section 6.6 shall be effected by wire transfer of immediately available funds from Donlar to an account designated by Biomune or such other Biomune Indemnified Party within 15 days after the determination thereof.

      6.7 NO INCURRENCE OF DEBT. Donlar shall not, and shall cause each other Donlar Affiliated Company not to, other than in the Ordinary Course of Business or in connection with the closing of the transactions contemplated by this Agreement, incur any additional indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

      6.8 CONFIDENTIALITY. Donlar shall, and shall cause each other Donlar Affiliated Company to, maintain in confidence, and cause their respective directors, officers, employees, agents and advisors to maintain in confidence, any written, oral or other information obtained in confidence from Biomune in connection with this Agreement or the contemplated transactions. If this Agreement is terminated, Donlar shall return or destroy as much of such written information as Biomune may reasonably request.

      6.9 DONLAR SCHEDULES. Within ten (10) business days of the date of this Agreement, Donlar will deliver to Biomune a set of schedules (the "Donlar Schedules") indicating (a) the Acquired Assets described in Section 1.2(d), and (b) any exceptions to the representations and warranties of Donlar set forth in Article III.


                                 ARTICLE VII
                                TERMINATION

      7.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing Date:

      (a)   by the written agreement of Donlar and Biomune;

      (b) by either Donlar or Biomune by written notice to the other party if the transactions contemplated hereby shall not have been consummated pursuant hereto by 5:00 p.m. CST on October 31, 2000, or such later date as selected by the mutual written consent of Donlar and Biomune, provided that no party may give such notice if its breach of this Agreement has precluded the consummation of this Agreement;

      (c) by Biomune by written notice to Donlar if (i) the representations and warranties of Donlar shall not have been true and correct in all respects (in the case of a representation or warranty containing a materiality qualification) or in all material respects (in the case of a representation or warranty without a materiality qualification) as of the date when made, or (ii) if any of the conditions set forth in
Section 4.2 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by 5:00 p.m. CST on October 30, 2000, or such later date as selected by the mutual written consent of Donlar and Biomune, unless such failure shall be due to the failure of Biomune to perform or comply with any of the covenants, agreements, or conditions hereof to be performed or complied with by it prior to the Closing; or

      (d) by Donlar by written notice to Biomune if (i) the representations and warranties of Biomune shall not have been true and correct in all respects (in the case of a representation or warranty containing a materiality qualification) or in all material respects (in the case of a representation or warranty without a materiality qualification) as of the date when made, (ii) if any of the conditions set forth in
Section 4.1 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by 5:00 p.m. CST on October 30, 2000, or such later date as selected by the mutual written consent of Donlar and Biomune, unless such failure shall be due to the failure of Donlar to perform or comply with any of the covenants, agreements, or conditions hereof to be performed or complied with by it prior to the Closing, or
(iii) in the event Donlar elects to terminate by reason of the option provided in Section 4.2(g).

      7.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall become void, without any liability to any party in respect hereof or the transactions contemplated hereby on the part of any party hereto or any of their respective directors, officers, employees, agents, consultants, representatives, advisers or shareholders, except, provided, however, that:
(a) nothing shall release a breaching party from liability resulting from such party's breach of this Agreement, (b) Sections 5.21, 5.22, 7.2, 7.3 and Articles VIII and IX shall survive indefinitely subject to applicable statutes of limitations, and (c) if Donlar refuses or fails to consummate the transactions contemplated by this Agreement for any reason other than the failure of the conditions set forth in Section 4.1 or pursuant to the termination right under Section 4.2(g), then Donlar shall pay to Biomune a break-up fee in the amount of Three Hundred Thousand Dollars ($300,000) (the "Break-up Fee"), and (d) if Biomune refuses or fails to consummate the transactions contemplated by this Agreement for any reason other than the failure of the conditions set forth in Section 4.2, then Biomune shall pay the Break-up Fee to Donlar.

      7.3   DONLAR'S PUT RIGHT.

      (a) Upon termination of this Agreement pursuant to Section 7.1, Donlar shall have the right, but not the obligation, to put any or all shares of the Common Stock (the "Put Shares") acquired by Donlar pursuant to that Stock Purchase Agreement dated as of August 7, 2000, by and between Donlar and Biomune (the "Stock Purchase Agreement"), to Biomune and Biomune shall be obligated to purchase the Put Shares for cash payable to Donlar by wire transfer, if Donlar has paid cash in whole or in part, or by redelivery to Donlar of any outstanding promissory notes previously delivered by Donlar in payment for the Put Shares (the "Put Right"). The price payable by Biomune per share shall be equal to the Aggregate Purchase Price paid by Donlar to acquire the Put Shares (as defined in the Asset Purchase Agreement) divided by the total number of Put Shares acquired by Donlar in that transaction (the "Per Share Price").

      (b) In the event Donlar decides the exercise the Put Right, Donlar shall provide Biomune with written notice of its intent to exercise the Put Right specifying the number of shares which it intends to put and the wire instructions for payment. Donlar shall also provide Biomune such additional documentation as Biomune may reasonably request to convey and transfer the Put Shares to Biomune. Notwithstanding the foregoing, no later than ten business days after Biomune's receipt of the written notice from Donlar, Biomune shall wire an amount equal to the product of the number of shares put by Donlar multiplied by the Per Share Price to Donlar pursuant to the wire instructions provided in the notice.

      (c) The Put Right shall be exercisable in whole or in part at any time from the date this Agreement is terminated until the expiration of 60 days thereafter and may be exercised on one or more separate occasions.

      (d) In order to meet its potential obligations under the Put Right, until the Closing, Biomune agrees that it will keep any proceeds received by it from Donlar under the Stock Purchase Agreement segregated from Biomune's other assets and will not use such proceeds for any purpose.


                                ARTICLE VIII
                                MISCELLANEOUS

      8.1 EXPENSES. Each party hereto will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions shall be consummated.

      8.2 SURVIVAL OF AGREEMENTS. All covenants, agreements, representations and warranties made herein or in any other agreement, or any certificate or instrument delivered to Donlar pursuant to or in connection with this Agreement, shall survive the Closing for a period of two years.

      8.3 REMEDIES. In case any one or more of the representations, warranties, covenants or agreements set forth in this Agreement shall have been breached by any party hereto, the party or parties entitled to the benefit of such representations, warranties, covenants or agreements may proceed to protect and enforce their rights either under the indemnification provisions of this Agreement or by suit in equity and/or action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement. The rights, powers and remedies of the parties under this Agreement are cumulative and not exclusive of any other right, power or remedy which such parties may have under any other agreement or law. No single or partial assertion or exercise of any right, power or remedy of a party hereunder shall preclude any other or further assertion or exercise thereof.

      8.4 BROKERAGE. Each party will indemnify and hold harmless the other against and in respect of any claim for brokerage or other commissions relative to this Agreement or to the transactions contemplated hereby, based in any way on agreements, arrangements or understandings made or claimed to have been made with any third party.

      8.5 PARTIES IN INTEREST. All representations, covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. Without limiting the generality of the foregoing, all representations, covenants and agreements benefiting Donlar shall inure to the benefit of any and all subsequent holders from time to time of the Acquired Shares.

      8.6 NOTICES. All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered in person or sent by overnight delivery or by certified or registered mail, return receipt requested, addressed as follows:

      (a) if to Biomune, at Biomune Systems, Inc., 64 East Winchester, Suite 303, Salt Lake City, Utah 84107, telecopier: (801) 261-5123,
Attention: President, with a copy to Kevin R. Pinegar, Esquire, Durham Jones & Pinegar, 111 East Broadway, Suite 900, Salt Lake City, Utah 84111, telecopier: (801) 415-3500;

      (b) if to Donlar, at Donlar Corporation, 6502 South Archer Avenue, Bedford Park, Illinois 60501, telecopier: (708) 563-9212, Attention:
Lawrence Koskan, with a copy to Eric Fogel, Esquire, Duane, Morris & Heckscher LLP, 227 West Monroe Street, Suite 3400, Chicago, IL 60606, telecopier: (312) 499-6701;

or, in any such case, at such other address or addresses as shall have been furnished in writing by such party to the others.

All notices, consents or other communications required or permitted to be given under this Agreement shall be deemed to have been duly given and received (i) when delivered personally, (ii) three business days after being mailed by first class mail, postage prepaid, or (iii) one business day after being sent by a reputable overnight delivery service, postage or delivery charges prepaid, to the parties at their respective addresses stated on the signature page of this Agreement. Notices may also be given by telecopier and shall be effective on the date transmitted if confirmed within 24 hours thereafter by a signed original sent in the manner provided in the preceding sentence.

      8.7 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada notwithstanding any conflicts-of-law doctrines of such state or any other jurisdiction to the contrary. EACH OF THE PARTIES HEREBY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF THIS AGREEMENT.

      8.8 ENTIRE AGREEMENT. This Agreement, including the Schedules hereto, together with the other writings referred to herein or delivered pursuant hereto which form a part hereof, constitutes the sole and entire agreement of the parties with respect to the subject matter hereof. All Schedules hereto are hereby incorporated herein by reference.

      8.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      8.10 AMENDMENTS. This Agreement may not be amended or modified, and no provisions hereof may be waived, without the written consent of Biomune and Donlar.

      8.11 SEVERABILITY. The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or other provision hereof shall in no way affect the validity or enforceability of any other provision, or any part thereof, but this Agreement shall be construed as if such invalid or unenforceable term, phrase, clause, paragraph, restriction, covenant, agreement or other provision had never been contained herein unless the deletion of such term, phrase, clause, paragraph, restriction, covenant, agreement or other provision would result in such a material change as to cause the covenants and agreements contained herein to be unreasonable or would materially and adversely frustrate the objectives of the parties as expressed in this Agreement.

      8.12 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting any term or provision of this Agreement.

      8.13  PUBLIC ANNOUNCEMENTS.   Biomune and Donlar shall consult with
each other before issuing any press release or otherwise making any public statement relating to the subject matter of this Agreement and shall not issue any such press release or make any such public statement prior to such consultation and without the consent of the other party which shall not be unreasonably withheld, except as may be required by federal securities laws.

      8.14 BULK TRANSFER LAWS. Biomune acknowledges that Donlar will not comply with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.


                                 ARTICLE IX
                                 DEFINITIONS

      9.1 "Affiliated Companies" means a Party and its Subsidiaries, collectively.

      9.2 "Applicable Contract" means any Contract (a) under which any Party or any of its Subsidiaries has or may acquire any rights, (b) under which any Party or any of its Subsidiaries has or may become subject to any obligation or Liability, or (c) by which any Party or any of its Subsidiaries or any of the assets owned or used by it is or may become bound.

      9.3   "Common Stock" means Biomune's Common Stock, $.0001 par value.

      9.4 "Contract" means any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

      9.5 "Environmental Laws" means any and all Laws, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those relating to hazardous substances or wastes, air emissions and discharges to waste or public systems.

      9.6 "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Exchange Act shall include reference to the comparable section, if any, of any successor federal statute.

      9.7 "GAAP" means United States generally accepted accounting principles as in effect from time to time.

      9.8 "Government Entity" means any supranational, national, foreign, federal, state or local judicial, legislative, executive, administrative or regulatory body or authority.

      9.9 "Hazardous Material" means any and all pollutants, toxic or hazardous wastes or any other substances, including but not limited to biomedical waste, that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable Law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls).

      9.10 "Knowledge" or "to Know" means actual knowledge after reasonable investigation.

      9.11 "Laws" includes any foreign, federal, state, or local law, statute, rule, regulation, Order or other restriction of any court or other Government Entity.

      9.12 "Liability" means any debt, liability or obligation, whether known or unknown, asserted or unasserted, accrued, absolute, contingent or otherwise, whether due or to become due.

      9.13 "Major Supplier" means a supplier of $50,000 or more in materials and/or services to a Party or any of its Subsidiaries during the last twelve months.

      9.14 "Material Adverse Effect" or "Materially Adversely Affect" means any event or change which has a material adverse effect on (a) the properties, business, prospects, operations, earnings, assets, liabilities or the condition (financial or otherwise) of a party taken as a whole, whether or not in the ordinary course of business, (b) the ability of a party to perform its obligations under this Agreement or (c) the validity or enforceability of this Agreement.

      9.15 "Ordinary Course of Business" -- an action taken by a Person will be deemed to have been taken in the "Ordinary Course of Business" only if: (a) such action is consistent with the past practice of such Person (including with respect to quality and frequency) and is taken in the ordinary course of the normal day-to-day operations of such Person; and (b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority).

      9.16 "Organizational Documents" means the articles or certificate of incorporation and the bylaws of a corporation; the partnership agreement and any statement of partnership of a general partnership; the limited partnership agreement and the certificate of the limited partnership of a limited partnership; any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and any amendment to any of the foregoing.

      9.17 "Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Government Entity.

      9.18 "Promissory Note" means that certain note (or notes) delivered by Donlar in payment for the Common Stock issued under that certain Stock Purchase Agreement between Donlar and Biomune dated August 7, 2000.

      9.19  "SEC" means the United States Securities and Exchange
Commission.

      9.20 "Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Act shall include reference to the comparable section, if any, of any successor federal statute.

      9.21 "Series H Preferred Stock" means the Series H Preferred Stock of Biomune, as created by the Series H Preferred Stock.

      9.22 "Stock Incentive Plans" means Biomune's 1992 Stock Incentive Plan, 1993 Stock Incentive Plan, 1995 Stock Incentive Plan, 1996 Stock Incentive Plan and 1999 Stock Incentive Plan, and any other stock incentive plans adopted by Biomune.

      9.23 "Subsidiary" with respect to any Person (the "Owner") means any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries.




                         (Signature page to follow.)

      IN WITNESS WHEREOF, Biomune and Donlar have executed this Agreement as of the day and year first above written.


                              BIOMUNE SYSTEMS, INC.


                              By:    /s/  Michael G. Acton
                                     ----------------------------------

                              Title: President and
                                     Chief Executive Officer
                                     ----------------------------------




                              DONLAR CORPORATION


                              By:    /s/  Lawrence P. Koskan
                                     -----------------------------------

                              Title: President and
                                     Chief Executive Officer
                                     -----------------------------------

                                  EXHIBIT A

                      Terms of Series H Preferred Stock




Each share of Series H Preferred Stock shall have a $10.00 liquidation preference.

The Series H Preferred Stock will be convertible by the Company into Common Stock at any time after the first anniversary of Closing at a ratio of one share of Common Stock for every share of Series H Preferred Stock.

The Series H Preferred Stock will be convertible by the holders prior to the first anniversary of the Closing upon a "Sale of the Company."

The Series H Preferred Stock will not have voting rights.